As filed with the Securities and Exchange Commission on November __, 1999
                                                      Registration No. 333-51931
================================================================================
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                      ------------

                            POST-EFFECTIVE AMENDMENT NO. 3

                                          TO

                                       FORM S-2

                                REGISTRATION STATEMENT

                                         Under

                              The Securities Act of 1933

                             UNIFIED WESTERN GROCERS, INC.
                (formerly Certified Grocers of California, Ltd.)
                (Exact name of registrant as specified in its charter)

                 California                                95-0615250
      (State or other jurisdiction of       (I.R.S. Employer Identification No.)
      incorporation or organization)

                                  5200 Sheila Street
                              Commerce, California 90040
                                    (323) 264-5200
                  (Address, Including Zip Code, and Telephone Number,
           Including Area Code, of Registrant's Principal Executive Offices)

                                      ------------

                         Robert M. Ling, Jr., General Counsel
                             Unified Western Grocers, Inc.
                                  5200 Sheila Street
                              Commerce, California 90040
                                    (323) 264-5200
               (Name, address, including Zip Code, and Telephone Number,
                      Including Area Code, of Agent for Service)

                                      ------------

                                       Copy To:
                                John D. Hussey, Esquire
                        Sheppard, Mullin, Richter & Hampton LLP
                                 333 South Hope Street
                                      48th Floor
                             Los Angeles, California 90071
                                    (213) 617-4112

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If the registrant elects to deliver its latest annual report to securities holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.  [X]
================================================================================

                                      Prospectus

                             UNIFIED WESTERN GROCERS, INC.

             $41,040,591 Partially Subordinated Patrons' Deposit Accounts



Unified Western Grocers, Inc.                 We operate a grocery wholesale
5200 Sheila Street                            distribution business
Commerce, California 90040                    primarily on a cooperative
(323) 264-5200                                basis.  Our customers are
                                              termed patrons.  Patrons are
Price to the Public:  $41,040,591             generally required to maintain
Proceeds to Unified:  $41,040,591             deposits with us in proportion
                                              to the volume of purchases
 . Offering of deposit accounts to             made from us.  The deposits
  existing and prospective customers          act as security for amounts
  of Unified.                                 owed by the customer to us.
                                              When patrons terminate their
 . The amount registered is intended           relationship with us, we
  to cover deposits which may be              return their deposit after
  required in the current year.               deducting any amounts the patron
                                              owes to us if permitted by the
 . There is no market for these                subordination provisions of the
  deposit accounts.                           deposits. The requirement to
                                              maintain deposits can be satisfied
                                              through a combination of a
                                              cash deposits and the ownership
                                              of our Class B Shares.






Placing funds in deposit accounts involves certain risks. See "Risk Factors" beginning on page 2 for a discussion of certain factors you should consider before placing funds in deposit accounts.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                   November __, 1999

                                     RISK FACTORS

You should carefully consider the risks described below before placing funds in deposit accounts.

Your required minimum deposit will be at risk.

We will require all patrons to execute a subordination agreement which provides for the subordination of the patron's right to repayment of its deposit to the prior payment in full of certain indebtedness of Unified. If Unified goes into default on its other indebtedness, member patrons will not receive back their deposit unless the other creditors holding indebtedness are paid in full. In addition, Unified will require each shareholder to pledge its Class A Shares and Class B Shares of Unified to secure its obligations, and individual shareholders of corporate members may be required to guaranty the obligations of the corporate member. See "DESCRIPTION OF DEPOSIT ACCOUNTS - Subordination."

Your deposit account is not transferable.

You must have our permission to transfer your ownership of a deposit account to someone else. We will generally not agree to let you do this. If you do not pay the amounts you owe, we may take your deposit account balance as necessary to pay those obligations.

A portion of the deposit accounts does not bear interest.

The minimum required amount of the deposit accounts does not bear interest. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Interest."

We may not be able to repay your deposit account in a timely manner.

You may request that any amount you have in a deposit account in excess of the minimum required amount be returned to you if you have paid your obligations to Unified and its subsidiaries in a timely manner. If you ever cease being a patron, then you may get back the full amount in your deposit account once we deduct all obligations you owe us and our subsidiaries. Our ability to repay your deposit account is subject to its obligations under subordination provisions of the deposit accounts. See "DESCRIPTION OF DEPOSIT ACCOUNTS - Repayment."

We will continue to be subject to risk of loss of member volume.

We will continue to be subject to the risks associated with the consolidation of the grocery industry. When independent retailers are acquired by large chains with self distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower volume of transactions.

Your deposit account will be an unsecured obligation.

Your investment in a deposit account will not be secured by any lien upon any assets of Unified.

Integrating business operations may prove difficult and may harm operating results.

The United merger will require integrating the operations and systems of the two companies and eliminating duplicate facilities in Northern California. The costs of eliminating duplicative facilities in Northern California may be greater than Unified anticipated. If Unified is not successful in eliminating duplicate personnel in administrative functions, anticipated cost savings will not be realized. If planned efficiencies in distribution can not be realized, cost saving will not be realized and prepatronage dividend income would be reduced or eliminated. These and other difficulties associated with the merger, including the challenges in assimilating personnel, may harm operating results.

                                 BUSINESS DESCRIPTION

Unified was formed in California in 1922 and became a corporation in 1925. Unified distributes groceries as a wholesale basis to customers on a cooperative basis. Customers are called patrons in this document. Patrons meeting certain volume purchase requirements are required to become shareholders of Unified.

                                  RECENT DEVELOPMENTS

On September 27, 1999, the shareholders of Certified Grocers of California, Ltd. and United Grocers, Inc. (a grocery cooperative headquartered in Portland, Oregon) approved a merger agreement in which United merged with a wholly owned subsidiary of Certified. The merger became effective on September 29, 1999. In connection with the merger, Certified Grocers of California, Ltd. changed its name to Unified Western Grocers, Inc. Also, in connection with the merger, the board of directors agreed that to the extent a former United shareholder did not hold sufficient Class B Shares to meet the deposit requirement, the member-patron would be permitted to continue as a member-patron provided that the member-patron agreed to purchase any deficiency in the required number of Class A shares and assigned 80% of all future patronage dividends to Unified to be utilized to purchase Class B Shares until holdings of Class B Shares are sufficient to meet the minimum deposit requirements. The historical financial statements of United and the unaudited Pro Forma Condensed Combined Financial Statements of Unified and United are included in this prospectus. See -- "Index to Financial Statements."

                          RATIO OF EARNINGS TO FIXED CHARGES

                                                          Fiscal Year
                                                          -----------
                                               1999    1998  1997   1996   1995
                                               ----    ----  ----   ----   ----
Ratio of earnings to fixed charges(1)......... 2.23x  2.22x  2.21x  1.94x  1.71x

------------------------

(1)Earnings used in computing the ratio of earnings to fixed charges consist of earnings before patronage dividends, provision (benefit) for income taxes, extraordinary item in 1998 of $1.079 million, plus fixed charges. Fixed charges consist of interest expense (including amortization of deferred financing costs) and the portion of rental expense that is representative of the interest factor.

                            DESCRIPTION OF DEPOSIT ACCOUNTS

General

Patrons are generally required to maintain deposits with Unified in certain required amounts and may also maintain deposits with Unified in excess of such required amounts. All such deposits of a patron are maintained in the patron's deposit account. Patrons are required to execute subordination agreements providing for the pledging of their deposit accounts to Unified and the subordination in certain circumstances of the patron's right to repayment of its deposit to the prior payment in full of certain senior indebtedness of Unified. As described below under the caption "Subordination," the subordination agreements executed by patrons on and after January 14, 1994 differ from the subordination agreements which have been executed by patrons before January 14, 1994. Thus, persons or entities who become member-patrons or associate-patrons on or after January 14, 1994 are required to execute the new subordination agreements. In addition, patrons who executed subordination agreements before January 14, 1994 may be required to execute the new subordination agreements if there is a change in the patron's business form. For example, in the event of a change in a patron which is a proprietorship or partnership, or a change in the stock ownership of a patron which is a corporation, Unified may require the execution of a new subordination agreement.

Amounts in the deposit accounts are not segregated from other funds of Unified. The deposit accounts are recorded in Unified's records by means of book entries, and no note, certificate or other instrument is issued as evidence of the deposit accounts. After the close of each fiscal year, we provide each patron with a statement showing patronage dividends allocated to the patron's deposit account. In addition, written inquiry concerning the deposit accounts and other additions to the account, as well as withdrawals and charges and the account balance, may be made at any time, and telephone inquiry may be made at any time during normal business hours. Our policies regarding deposits are subject to change by the board of directors, which may, in its discretion, add to, increase, decrease, limit, eliminate or otherwise change such policies.

Subordination

As described below in this section, the subordination of the portion of the deposit accounts which consists of required deposits will differ depending upon whether a patron executes a subordination agreement on or after January 14, 1994 or has executed a subordination agreement before that date.

Subordination Agreements Executed On Or After January 14, 1994.

With respect to patrons who execute subordination agreements on or after January 14, 1994, the portion of the deposit account of that patron which consists of required deposits will, under the terms of the subordination agreements, be subordinated and subject in right of payment to payment in full of all senior indebtedness of Unified. As to patrons who execute subordination agreements on or after January 19, 1994, the term "senior indebtedness" means all principal indebtedness, liabilities or obligations of Unified, contingent or otherwise, whether existing on the date of execution of the subordination agreement or incurred after execution of the subordination agreement:

     .      in respect of borrowed money;

     . evidenced by bonds, notes, debentures or other instruments of indebtedness;

     . evidenced by letters of credit, bankers' acceptances or similar credit instruments;

     .      in respect of capitalized lease obligations;

     . in respect of the deferred purchase price of property or assets, whether real, personal, tangible or intangible, or in respect of any mortgage, security agreement, title retention agreement or conditional sale contract;

     . in respect of any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to provide interest rate protection;

     . in respect of all indebtedness, liabilities or obligations of others of any of the types referred to above for which Unified is responsible or liable as obligor, guarantor or otherwise or in respect of which recourse may be had against any of the property or assets, whether real, personal, tangible or intangible, of Unified; and

     . in respect of all modifications, renewals, extensions, replacements and refundings of any indebtedness, liabilities or obligations of any of the types described above;

provided, however, that the term "senior indebtedness" shall not mean any indebtedness, liabilities or obligations of Unified, contingent or otherwise, whether existing on the date of execution of the subordination agreement or incurred after execution of the subordination agreement, (a) to trade creditors arising or incurred in the ordinary course of Unified's business, (b) in respect of any redemption, repurchase or other payments on capital stock, (c) in respect of patron's deposits or (d) in respect of patronage dividend certificates.

            For purposes of the above definition of senior indebtedness,

     . "capitalized lease obligations" means the discounted present value of the rental obligations of any person or entity under any lease of any property which, in accordance with generally accepted accounting principles, has been recorded on the balance sheet of such person or entity as a capitalized lease;

     . "Patrons' deposits" means the deposits from time to time required to be made or maintained with us by our patrons or customers in accordance with our bylaws as in effect from time to time or in accordance with the policies for the servicing of accounts of patrons or customers established from time to time by us, and any deposits from time to time made or maintained with us by our patrons or customers in excess of such required deposits; and

     . "Patronage dividend certificates" means any notes, revolving fund certificates, retain certificates, certificate of indebtedness, patronage dividend certificates or any other written evidences of indebtedness of Unified at any time outstanding which evidence the indebtedness of Unified respecting the distribution by Unified of patronage dividends.

The subordination agreements provide that in the event of any insolvency or bankruptcy proceedings relative to Unified or its property, any receivership, liquidation, reorganization, arrangement or other similar proceedings, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of Unified, the holders of senior indebtedness shall be entitled to receive payment in full, whether accrued prior or subsequent to the commencement of the proceedings, before any payment is made with respect to that portion of the deposit accounts which consists of required deposits. By reason of the subordination, in the event of insolvency, creditors of Unified who are holders of senior indebtedness may recover more ratably than holders of the deposit accounts. In addition:

     . no payment shall be made with respect to that portion of the deposit accounts which consists of required deposits in the event and during the continuation of any default in the payment of any senior indebtedness; and

     . in the event any default, other than those referred to directly above, shall occur and be continuing with respect to any senior indebtedness permitting the holders of such senior indebtedness to accelerate the maturity thereof, no payment shall be made with respect to that portion of the deposit accounts which consists of required deposits during any period (a) of 180 days after the giving of written notice of such default by the holders of such senior indebtedness to Unified, or (b) in which judicial proceedings shall be pending in respect of such default, a notice of acceleration of the maturity of such senior indebtedness shall have been transmitted to Unified in respect of such default and such judicial proceedings shall be diligently pursued in good faith. With respect to clause (a) above, only one such notice shall be given in any twelve consecutive months.

Subordination Agreements Executed Prior to January 14, 1994.

With respect to patrons who executed subordination agreements prior to January 14, 1994 and who do not execute new subordination agreements after that date, the portion of the deposit account of each patron which consists of required deposits is, under the terms of the subordination agreements, subordinated and subject in right of payment to the prior payment in full of the principal of, and premium, if any, and interest upon all senior indebtedness. As to these patrons, the term "senior indebtedness" means:

     . any and all indebtedness of Unified which may from time to time be outstanding as shall be payable with respect to short term notes and other commercial paper issued by Unified and which are rated by a nationally recognized securities rating agency;

     . any and all indebtedness, whether contingent or otherwise, of Unified which may from time to time be outstanding and be payable to any bank, insurance company, or other financial institution; and

     . any and all indebtedness of others which may from time to time be guaranteed by Unified and is payable to any bank, insurance company or other financial institution.

The subordination agreements provide that upon any distribution of the assets of Unified upon any voluntary or involuntary dissolution, winding up or liquidation, reorganization, readjustment, arrangement, or similar proceedings, relating to Unified or its property, whether or not Unified is a party, and whether in bankruptcy, insolvency or receivership proceedings or otherwise, or on any assignment by Unified for the benefit of creditors, or upon any other marshaling of the assets and liabilities of Unified, all senior indebtedness shall be paid in full, or provision made for such payment satisfactory to the holders of the senior indebtedness, before any payment is made on account of the principal of or interest, if any, on that portion of the deposit accounts which consists of required deposits. By reason of such subordination, in the event of insolvency, creditors of Unified who are holders of senior indebtedness may recover more ratably than holders of the deposit accounts. In addition, no payment shall be made on account of the principal of or interest, if any, on that portion of any deposit account which consists of required deposits, if:

     . there shall have occurred a default in payment in the principal of, or premium, if any, or interest on any senior indebtedness; or

     . there shall have occurred any other event of default with respect to any senior indebtedness, permitting the holders to accelerate the maturity of the indebtedness and if written notice of election so to accelerate shall have been given to Unified by the holder or holders of such senior indebtedness or their representative or representatives; or

     . payment on account of principal of or interest, if any, on that portion of any deposit account which consists of required deposits would itself constitute an event of default with respect to any senior indebtedness, unless or until such event of default described above shall have been cured or waived or shall have ceased to exist.

No Limit on Senior Indebtedness.

There is no limitation on the creation of additional senior indebtedness by United. The outstanding principal amount of senior indebtedness to which the required deposits of patrons is subordinated aggregated approximately
$334 million as of October 30, 1999.

Interest

That portion of the deposit accounts which consists of required deposits is non-interest bearing. While the board of directors of Unified could, in its sole discretion, authorize the payment of interest on such portion, it has no present plans to do so.

Except for deposits under Unified's price reservation program, Unified currently pays interest on cash amounts in the deposit accounts which are in excess of required deposits. The rate of interest is 8.50% per annum at the date of this prospectus. The rate of interest during each fiscal month of Unified will be the prime rate established by Union Bank and as in effect on the 25th day of the preceding calendar month, or, if not then available for any reason, on the next succeeding day when such rate is available. However, if such rate is not available for any reason prior to the beginning of the applicable fiscal month, the rate used for the previous fiscal month will continue to be used. Interest for a fiscal month will be paid only on those amounts which do not consist of required deposits and which are in the deposit accounts during the entire fiscal month. Such interest will not be compounded. Such interest will be paid to the patron semi-annually by Unified in March and September of each year. However, upon request of the patron, such interest will be paid by credit to the patron's deposit account.

The payment of interest on that portion of the deposit accounts which does not consist of required deposits may be changed or eliminated at any time in the discretion of the board of directors.

Repayment

Upon request, Unified will return to patrons the amount of their deposit accounts which is in excess of the portion which consists of required deposits, provided that the patron is not in default in its obligations to Unified or any of its subsidiaries.

On termination of membership of a member-patron or on an associate patron ceasing to do business with Unified, Unified will return the deposit account, less all amounts that may be owing to Unified and any of its subsidiaries. In all cases, however, return of that portion of the deposit account which consists of required deposits will be governed by the subordination provisions to which it is subject and will be returned only to the extent permitted by the subordination provisions.

Since the deposit accounts are not segregated from Unified's other funds, Unified's liquidity might be adversely affected if Unified were required to return a substantial amount of the deposit accounts at one time or over a brief period of time. While Unified's liquidity has not been adversely affected in the past as a result of the return of deposits to patrons, there can be no assurance that Unified's liquidity would not be adversely affected in the future as a result of the return to patrons of a substantial amount of deposit accounts. In addition, Unified has not established any reserves to provide for the repayment of deposit accounts, nor are the deposit accounts secured obligations of Unified. Thus, in the event a substantial amount of deposit accounts were required to be repaid by Unified at one time or over a brief period of time, or in the event Unified were to experience financial difficulties or to become insolvent, there can be no assurance respecting Unified's ability to repay the deposit accounts and respecting the ability of Unified's patrons to recover the amount of their deposit accounts.

Other Significant Aspects

The deposit accounts are not secured by any lien upon any assets of Unified. They are nontransferable without the consent of Unified, which will normally be withheld. Patrons will be required to pledge their deposit accounts to Unified as security for their obligations to Unified and its subsidiaries.


                                  METHOD OF OFFERING

As a condition of doing business with Unified, patrons are normally required to have executed subordination agreements providing for the maintenance of deposit accounts with Unified, the pledging of their deposit accounts to Unified to secure their obligations to Unified and its subsidiaries, and the subordination of that portion of their deposit accounts which consists of required deposits.

Such persons or entities who from time to time may be accepted as new patrons of Unified may be required, as a condition of acceptance, to execute subordination agreements, which will be effective from and after their date of execution, providing for the maintenance of deposit accounts with Unified, the pledging of their deposit accounts to Unified to secure their obligations to Unified and its subsidiaries, and the subordination of that portion of their deposit accounts which consists of required deposits. See "DESCRIPTION OF DEPOSIT ACCOUNTS -- Subordination."

The offering of the deposit accounts is made by Unified only through its regular employees who will not receive any additional remuneration in connection therewith.


                              INCORPORATION BY REFERENCE

The following documents are on file with the Commission and are incorporated by reference into this prospectus: (i) Annual Report on Form 10-K (File No. 0-10815) for the fiscal year ended August 28, 1999, and (ii) all other reports filed pursuant to Section 13(a) or 15(a) of the Exchange Act since the end of the fiscal year covered by the Annual Report. You may request a copy of these filings at no cost, by contacting us, either in writing or by telephone at the following address: Office of General Counsel, Unified Western Grocers, Inc., 5200 Sheila Street, Commerce, California 90040, (323) 264-5200.

                                 AVAILABLE INFORMATION

We have certain obligations pursuant to the Securities Exchange Act of 1934 to file documents which provide updated information with the Securities and Exchange Commission. Therefore, we file reports, proxy statements and other information with the Commission. You can obtain copies of such materials from the Public Reference Section of the Commission, Washington, D.C. 20549 or by calling the Commission at 1-800-SEC-0330, for a charge set by the Commission. In addition, you can inspect and copy these documents at public reference facilities maintained by the Commission and located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Additional information can also be obtained at the Securities and Exchange website at http://www.sec.gov.


                                ADDITIONAL INFORMATION

This prospectus omits certain information and exhibits contained in a Registration Statement on Form S-2 (File No. 33-51931) filed with the Commission on May 6, 1998. For further information, you should refer to that Registration Statement, including its exhibits. You may obtain copies of that Registration Statement and exhibits from the principal office of the Commission in Washington, D.C. once you pay the fee which the Commission requires. This prospectus is accompanied by a copy of our latest annual report to patrons and our latest Form 10-K as filed with the Commission.


                                    USE OF PROCEEDS

To the extent that deposit accounts of patrons increase in amount and to the extent that deposit accounts are opened and maintained in connection with the acceptance of new patrons, proceeds to Unified will be utilized as working capital.


                                        EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Unified Western Grocers Inc.'s Annual Report on Form 10-K for the year ended August 28, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of United Grocers, Inc. as of October 2, 1998 and October 3, 1997, and for each of the three years in the period ended October 2, 1998, included in this prospectus, have been included in reliance on the report (which contains an explanatory paragraph related to the restatement of the 1996 financial statements as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                          FORWARD-LOOKING INFORMATION

This document and the documents of Unified incorporated by reference may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, (c) embody assumptions which may prove to have been inaccurate, including Unified's assessment of the probability and materiality of losses associated with litigation and other contingent liabilities; Unified's ability to develop and implement Year 2000 systems solutions; and Unified's expectations regarding the adequacy of capital and liquidity. Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Although Unified believes that the expectations reflected in such forward-looking statements are reasonable, we cannot give you any assurance that such expectations will prove correct. Important factors that could cause actual results to differ materially from such expectations include the adverse effects of the changing industry environment and increased competition; continuing sales decline and loss of customers; exposure to the uncertainties of litigation and other contingent liabilities; the failure of Unified, its vendors or its customers to develop and implement year 2000 systems solutions; and the failure of Unified to integrate the operations and systems of Certified and United; and the increased credit risk to Unified caused by the ability of former United members to maintain their required minimum deposits if such members default on their obligations to Unified prior to their full deposit requirements being met and the existing deposit proves inadequate to cover such members obligation. All forward-looking statements attributable to Unified or United are expressly qualified in their entirety by the factors which may cause actual results to differ materially.

                             INDEX TO FINANCIAL STATEMENTS

United Grocers, Inc.

United Grocers, Inc.

Report of Independent Accountants.......................................... F-2
Consolidated Balance Sheets at October 3, 1997, October 2, 1998
   and July 2, 1999........................................................ F-3
Consolidated Statements of Operations for the years ended September 27,
   1996 (as restated), October 3, 1997 and October 2, 1998 and the nine month periods ended July 3, 1998 and July 2, 1999 (Unaudited)...... F-4
Consolidated Statements of Members' Equity for the years ended
   September 27, 1996 (as restated), October 3, 1997 and October 2, 1998 and the nine month period ended July 2, 1999 (Unaudited)................ F-6
Consolidated Statements of Cash Flows for the years ended September 27,
   1996 (as restated), October 3, 1997 and October 2, 1998, and the nine month periods ended July 3, 1998 and July 2, 1999 (Unaudited)...... F-7
Notes to Consolidated Financial Statements................................. F-9


Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet at August 28, 1999....F-38
Notes to Unaudited Pro Forma Condensed Combined Balance Sheet at
   August 28, 1999.........................................................F-40
Unaudited Pro Forma Condensed Combined Statement of Operations for
   the year ended August 28, 1999..........................................F-42
Notes to Unaudited Pro Forma Condensed Combined Statements of
   Operations for the year ended August 28, 1999...........................F-43

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
United Grocers, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, members' equity and cash flows, present fairly, in all material respects, the financial position of United Grocers, Inc. and Subsidiaries (United) at October 3, 1997 and October 2, 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of United's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 1 to the consolidated financial statements, during the year ended October 2, 1998, United changed its method of amortizing the unrecognized gains and losses in connection with its defined benefit plan.

    As discussed in Note 2 to the consolidated financial statements, results of operations for the year ended September 27, 1996 and members' equity as of September 29, 1995 and September 27, 1996 have been restated.

PricewaterhouseCoopers LLP

Portland, Oregon
April 30, 1999

United Grocers, Inc. and Subsidiaries

Consolidated Balance Sheets
(dollars in thousands, except share data)
                                                                         October 3,   October 2,    July 2,
                                                                            1997        1998         1999
                                                                                                 (unaudited)
                        ASSETS
Current assets:
    Cash and cash equivalents........................................    $  10,223    $   1,294   $   3,907
    Investments restricted or maintained for insurance reserves......       51,513         --          --
    Accounts and notes receivable, net...............................       78,537       67,269      64,582
    Inventories......................................................      102,333       68,898      69,716
    Other current assets.............................................        7,037        5,115       5,918
    Deferred income taxes............................................        8,147        1,526       1,525
                                                                         ---------    ---------   ---------
       Total current assets..........................................      257,790      144,102     145,648
Notes receivable, net................................................       16,498       29,201      20,143
Investments in affiliated companies..................................        6,971        3,360       3,354
Other receivables....................................................        4,837        3,033       3,169
Deferred income taxes................................................          553         --          --
Other assets, net....................................................       17,335       16,032      13,129
Property, plant and equipment, net...................................       61,443       37,914      30,386
                                                                         ---------    ---------   ---------
                                                                         $ 365,427    $ 233,642   $ 215,829
                                                                         =========    =========   =========
           LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
    Notes payable, current portion...................................    $  10,191    $  41,159   $  55,688
    Accounts payable.................................................       97,587       59,676      57,840
    Insurance reserves...............................................       26,356         --          --
    Compensation and taxes payable...................................        8,328        6,335       4,578
    Other current liabilities........................................        8,115        5,780       2,708
                                                                         ---------    ---------   ---------
       Total current liabilities.....................................      150,577      112,950     120,814
Notes payable, net of current portion................................      187,995       74,434      56,596
Deferred gains on sale-leaseback transactions........................        3,650        1,257       1,168
Deferred income taxes................................................         --          2,233       2,233
Other liabilities....................................................        7,434        7,520       5,647
                                                                         ---------    ---------   ---------
       Total liabilities.............................................      349,656      198,394     186,458
                                                                         ---------    ---------   ---------
Commitments and contingencies
Redeemable members' equity...........................................        1,120        3,905       1,886

Members' equity:
    Common stock--authorized, 10,000,000 shares at
      $5.00 par value; issued and outstanding, 586,834,
      523,955 and 508,479 (unaudited) shares, respectively...........        2,934        2,620       2,542
    Additional paid-in capital.......................................       22,886       20,394      18,827
    Retained earnings (accumulated deficit)..........................      (11,431)       8,329       6,116
    Unrealized gain on investments...................................          262         --          --
                                                                         ---------    ---------   ---------
       Total members' equity.........................................       14,651       31,343      27,485
                                                                         ---------    ---------   ---------
                                                                         $ 365,427    $ 233,642   $ 215,829
                                                                         =========    =========   =========
 The accompanying notes are an integral part of the consolidated financial statements.

United Grocers, Inc. and Subsidiaries

Consolidated Statements of Operations
(dollars in thousands)
                                                                                                                 Nine month periods
                                                                                                                 ------------------
                                                                                  Years ended                           ended
                                                                       ------------------------------                   -----
                                                                   September 27,
                                                                   -------------
                                                                        1996     October 3,    October 2,     July 3,      July 2,
                                                                        ----     ----------    ----------     -------      -------
                                                                     (Restated)     1997          1998          1998        1999
                                                                     ----------     ----          ----          ----        ----
                                                                                                                    (unaudited)
Net sales and operations.......................................   $ 1,280,453   $ 1,306,602   $ 1,175,279   $  892,279   $  773,475
                                                                  -----------   -----------   -----------   ----------   ----------
Costs and expenses:
     Cost of sales.............................................     1,115,735     1,133,690     1,015,268      771,653      667,883
     Operating expenses........................................       119,785       130,323       114,595       83,214       68,659
     Selling and administrative expenses.......................        15,365        22,425        19,565       16,795       16,405
     Depreciation and amortization.............................         8,015        11,483        10,416        7,715        7,413
                                                                  -----------   -----------   -----------   ----------   ----------
                                                                    1,258,900     1,297,921     1,159,844      879,377      760,360
                                                                  -----------   -----------   -----------   ----------   ----------
Other income (expense):
     Interest expense..........................................       (14,825)      (16,307)      (13,585)     (11,229)      (7,069)
     Interest income...........................................           828           733         2,206        1,330        1,912
     Gain on sale of Cash & Carry division.....................          --            --          29,033       26,670         --
     Gain (loss) on write-down or disposition of assets, net...          --          (4,385)        2,213        1,077        1,956
                                                                  -----------   -----------   -----------   ----------   ----------
                                                                      (13,997)      (19,959)       19,867       17,848       (3,201)
                                                                  -----------   -----------   -----------   ----------   ----------
          Income (loss) from continuing operations before
            members' allowances, members' patronage
            dividends, cumulative effect on prior years of a
            change in accounting principle and income taxes....         7,556       (11,278)       35,302       30,750        9,914
Members' allowances............................................       (11,605)      (10,349)      (14,108)      (9,060)     (13,602)
Members' patronage dividends...................................        (4,000)         --            --           --           --
                                                                  -----------   -----------   -----------   ----------   ----------
          Income (loss) from continuing operations before
            cumulative effect on prior years of a change in
            accounting principle and income taxes..............        (8,049)      (21,627)       21,194       21,690       (3,688)
Income tax benefit (provision).................................          --          10,466        (7,939)      (8,676)       1,475
                                                                  -----------   -----------   -----------   ----------   ----------
          Net income (loss) from continuing operations, before
            cumulative effect of a change in accounting
            principle..........................................        (8,049)      (11,161)       13,255       13,014       (2,213)
Discontinued operations:
     Income from operations of insurance segment (less income
       Taxes of $0, $1,666, $903 and $624 (unaudited),
       Respectively)...........................................         2,480         2,501         1,355        1,355         --
     Gain on disposal of insurance segment (less income taxes
       of $2,000 for 1998).....................................          --            --           3,403         --           --
                                                                  -----------   -----------   -----------   ----------   ----------
          Net income (loss) before cumulative effect of a change
            in accounting principle............................        (5,569)       (8,660)       18,013   $   14,369   $   (2,213)
                                                                                                            ==========   ==========


United Grocers, Inc. and Subsidiaries

Consolidated Statements of Operations  (Continued)
(dollars in thousands)
                                                                                                                 Nine month periods
                                                                                                                 ------------------
                                                                                  Years ended                           ended
                                                                       ------------------------------                   -----
                                                                   September 27,
                                                                   -------------
                                                                        1996     October 3,    October 2,     July 3,        July 2,
                                                                        ----     ----------    ----------     -------        -------
                                                                     (Restated)     1997          1998          1998          1999
                                                                     ----------     ----          ----          ----          ----
                                                                                                                    (unaudited)
Cumulative effect on prior years (to October 3, 1997) of
   changing methods of amortizing the unrecognized net gain in the Company's defined benefit pension plan (less income taxes
   of $1,165 for 1998).........................................          --            --           1,747
                                                                  -----------   -----------   -----------
          Net income (loss)....................................   $    (5,569)  $    (8,660)  $    19,760
                                                                  ===========   ===========   ===========
          Pro forma net income (loss), assuming the new
            amortization method is applied retroactively.......   $    (4,877)  $    (8,342)  $    18,013
                                                                  ===========   ===========   ===========






The accompanying notes are an integral part of the consolidated financial statements.

United Grocers, Inc. and Subsidiaries
Consolidated Statements of Members' Equity

(dollars in thousands, except for share data)
                                                                                                 Retained
                                                                                                 --------
                                                                                   Additional    Earnings   Unrealized
                                                                                   ----------    --------   ----------
                                                                                    Paid-in    (Accumulate    Gain on
                                                                                    -------    -----------    -------
                                                               Common Stock         Capital      Deficit)   Investments    Total
                                                               ------------         -------      --------   -----------    -----
                                                           Shares        Amount
                                                           ------        ------
Balance, September 29, 1995 (restated).................      655,663   $   3,278   $  23,957   $   4,918   $     199   $  32,352
Common stock issued....................................       18,724          94       1,059        --          --         1,153
Repurchase of common stock.............................      (48,936)       (245)     (1,527)     (1,232)       --        (3,004)
Patronage dividends....................................       13,000          65         735        --          --           800
Net loss (restated)....................................         --          --          --        (5,569)       --        (5,569)
Changes in unrealized gains on
   investments.........................................         --          --          --          --             1           1
                                                             -------   ---------   ---------   ---------   ---------   ---------
Balance, September 27, 1996 (restated).................      638,451       3,192      24,224      (1,883)        200      25,733
Common stock issued....................................       13,775          69         780        --          --           849
Repurchase of common stock.............................      (34,609)       (173)     (1,152)       (888)       --        (2,213)
Redemptions pending....................................      (30,783)       (154)       (966)       --          --        (1,120)
Net loss...............................................         --          --          --        (8,660)       --        (8,660)
Change in unrealized gain on
   investments.........................................         --          --          --          --            62          62
                                                             -------   ---------   ---------   ---------   ---------   ---------
Balance, October 3, 1997...............................      586,834       2,934      22,886     (11,431)        262      14,651
Repurchase of common stock.............................         (577)         (3)        (18)       --          --           (21)
Redemptions pending....................................      (62,302)       (311)     (2,474)       --          --        (2,785)
Net income.............................................         --          --          --        19,760        --        19,760
Change in unrealized gain on
   investments.........................................         --          --          --          --          (262)       (262)
                                                             -------   ---------   ---------   ---------   ---------   ---------
Balance, October 2, 1998...............................      523,955       2,620      20,394       8,329        --        31,343
Common stock issued (unaudited)........................       21,528         108         655        --          --           763
Repurchase of common stock
   (unaudited).........................................      (96,124)       (481)     (3,947)       --          --        (4,428)
Redemptions pending (unaudited)........................       59,120         295       1,725        --          --         2,020
Net loss (unaudited)...................................         --          --          --        (2,213)       --        (2,213)
                                                             -------   ---------   ---------   ---------   ---------   ---------
Balance, July 2, 1999 (unaudited)......................      508,479   $   2,542   $  18,827   $   6,116   $    --     $  27,485
                                                           =========   =========   =========   =========   =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

United Grocers, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(dollars in thousands)
                                                                                                                   Nine month
                                                                                                                   ----------
                                                                                   Years ended                    Periods ended
                                                                         ----------------------------             -------------
                                                                      September 27,
                                                                      -------------
                                                                          1996      October 3,  October 2,      July 3,    July 2,
                                                                          ----      ----------  ----------      -------    -------
                                                                       (Restated)      1997        1998          1998       1999
                                                                       ----------      ----        ----          ----       ----
                                                                                                                    (unaudited)
Cash flows from operating activities:
     Net income (loss)............................................... $    (5,569)  $  (8,660)  $    19,760   $  14,369   $  (2,213)
     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
          Depreciation and amortization..............................       8,202      11,842        10,522       7,875       7,413
          Patronage dividends paid in common stock...................         800        --            --          --          --
          Loss (gain) on write-down or disposition of assets.........        --         4,385        (2,213)     (1,077)     (1,956)
          Gain on disposal of discontinued operations................        --          --          (5,403)       --          --
          Gain on sale of Cash & Carry division......................        --          --         (29,033)    (26,670)       --
          Equity in earnings of affiliated companies.................        (568)       (107)          (41)       --          --
          Deferred income taxes......................................        --        (8,700)        9,407        --          --
          Changes in assets and liabilities:
              Accounts receivable....................................       4,731      (2,133)       (6,932)     (2,910)      3,137
              Inventories............................................      (2,631)      2,312         7,900      16,296        (818)
              Other assets...........................................       1,354         (96)       (1,731)      4,400      (2,081)
              Accounts payable.......................................       8,902      14,864       (11,465)    (18,225)     (1,836)
              Insurance reserves.....................................        (397)     (3,206)        1,406       1,406        --
              Compensation and taxes payable.........................         403       3,306        (1,850)     (1,468)     (1,757)
              Other liabilities......................................         791      (1,117)       (1,418)      7,278      (5,034)
              Members' patronage payable.............................      (3,447)     (2,427)         --          --          --
              Deferred gains on sale leaseback transactions..........        --         2,650        (2,393)       --          --
                                                                       ----------    --------    ----------    --------    --------
          Net cash flows provided by (used in) operating activities..      12,571      12,913       (13,484)      1,274      (5,145)
                                                                       ----------    --------    ----------    --------    --------
Cash flows from investing activities:
     Loans to members................................................     (22,512)    (10,396)       (2,416)     (1,647)       (358)
     Collections on member loans.....................................      10,626       4,988         3,798       2,603       8,966
     Proceeds from sale of member loans..............................      10,549      13,205         2,918       1,550        --
     Sale of investment in affiliated company........................        --         6,023          --          --          --
     Purchase of investments restricted or maintained for insurance
       reserves......................................................     (13,404)    (10,226)       (3,167)     (3,167)       --
     Sale of investments restricted or maintained for insurance
       reserves......................................................       7,385       5,604         8,685       8,685        --
     Investment in affiliated companies..............................        (267)        (48)         --          --          --
     Proceeds from disposition of assets.............................       6,884      11,036        18,313      15,193       7,912
     Purchase of property, plant and equipment.......................     (16,231)    (15,607)       (3,677)     (1,870)     (1,789)
     Purchase of other assets........................................      (6,417)     (6,446)       (1,011)       --          --
     Acquisition of California operations............................     (23,252)       --            --          --          --
     Proceeds from sale of discontinued operations, net..............        --          --          26,813        --          --
     Proceeds from sale of Cash & Carry division.....................        --          --          37,986      37,986        --
                                                                       ----------    --------    ----------    --------    --------
          Net cash flows provided by (used in) investing activities..     (46,639)     (1,867)       88,242      59,333      14,731
                                                                       ----------    --------    ----------    --------    --------

                                      F-7

United Grocers, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)
(dollars in thousands)
                                                                                                                   Nine month
                                                                                                                   ----------
                                                                                   Years ended                    Periods ended
                                                                         ----------------------------             -------------
                                                                      September 27,
                                                                      -------------
                                                                          1996      October 3,  October 2,      July 3,    July 2,
                                                                          ----      ----------  ----------      -------    -------
                                                                       (Restated)      1997        1998          1998       1999
                                                                       ----------      ----        ----          ----       ----
                                                                                                                    (unaudited)
Cash flows from financing activities:
     Sale of common stock............................................       1,153          76          --          --           762
     Repurchase of common stock......................................      (3,004)     (2,213)          (21)       --        (4,427)
     Proceeds from notes payable.....................................   1,091,567     932,370     1,171,161     871,891     818,850
     Repayments of notes payable.....................................  (1,052,183)   (947,566)   (1,253,754)   (927,050)   (822,158)
     Payment of debt issuance costs..................................        --          --          (1,073)       --          --
                                                                       ----------    --------    ----------    --------    --------
          Net cash flows provided by (used in) financing activities..      37,533     (17,333)      (83,687)    (55,159)     (6,973)
                                                                       ----------    --------    ----------    --------    --------
          Net increase (decrease) in cash and cash equivalents.......       3,465      (6,287)       (8,929)      5,448       2,613
Cash and cash equivalents, beginning of year.........................      13,045      16,510        10,223      10,223       1,294
                                                                       ----------    --------    ----------    --------    --------

Cash and cash equivalents, end of year............................... $    16,510   $  10,223   $     1,294   $  15,671   $   3,907
                                                                      ===========   =========   ===========   =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.  Operations and Summary of Significant Accounting Policies:

Organization and Nature of Operations

    United Grocers, Inc. and subsidiaries (United) operates a distribution business primarily in Oregon, Southern Washington and Northern California. The distribution business includes all operations relating to wholesale grocery and related product sales, service department revenues and financing income and fees. Through July 1998, United had an additional operating segment, which included all operations relating to insurance underwriting, commissions and reinsurance, primarily to provide workers' compensation and property-casualty coverage. As discussed in Note 9, the insurance operations were sold in July 1998 and those operations discontinued by United.

    Its member customers own United's stock. Sales to these members accounted for approximately 80%, 56% and 57% of sales from continuing operations for the years ended September 27, 1996, October 3, 1997 and October 2, 1998, respectively.

Unaudited Interim Financial Statements

    In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly the consolidated financial position of United at July 2, 1999 and the consolidated results of operations and cash flows for the nine month periods ended July 3, 1998 and July 2, 1999.

    Operating results for the interim period ended July 2, 1999 are not necessarily indicative of the results that may be expected for the entire fiscal year ending October 1, 1999, or any other period.

Fiscal Year

    United reports on a fiscal year of 52 or 53 weeks, which is the fiscal year of the distribution segment. United's fiscal closing date is the Friday nearest September 30. The fiscal year of the subsidiaries included in the insurance segment ended on September 30.

Principles of Consolidation

    The consolidated financial statements include the accounts of United Grocers, Inc. and its wholly-owned subsidiaries as follows: Western Passage Express, Inc.; Northwest Process, Inc.; UG Resources, Inc.; United Resources, Inc.; Western Security Services, Ltd.; R&R Liquidating Corporation; and Bergrens Market, Inc. The consolidated financial statements also include: Grocers Insurance Group, Inc.; Grocers Insurance Agency, Inc., UGIC Ltd., Grocers Insurance Company and United Workplace Consultants, Inc. (collectively, the insurance segment) through July 1998 (see Notes 9 and 13); and Rich and Rhine, Inc. through May 1998. All intercompany balances and transactions have been eliminated upon consolidation.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


Cash and Cash Equivalents

    United considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Investments

    Investments, which were held by subsidiaries within the insurance segment, were classified and accounted for as follows:

   .    held-to-maturity securities were reported at amortized cost.

   . available-for-sale securities were reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of members' equity.

    The cost of investments used in computing realized gains or losses was determined using the specific identification method.

Reinsurance

    United accounted for reinsurance transactions in accordance with Statement of Financial Accounting Standards (SFAS) No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. SFAS No. 113 requires that transactions relating to reinsurance transactions be reported at gross amounts rather than net amounts. Net premiums earned are reported as net sales and operations while net losses and loss adjustment expenses are reported as cost of sales.

    In the normal course of business, United sought to reduce the losses that may have resulted from catastrophes or other events that would cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers were estimated in a manner consistent with the claim liability associated with the reinsured policy. Amounts paid for prospective reinsurance were reported as prepaid reinsurance premiums and amortized over the remaining contract period in proportion to the amount of insurance protection provided.

Inventories and Cost of Sales

    Inventories are stated at the lower of cost or market. The cost of these inventories is determined under the first-in, first-out (FIFO) method or other methods that approximate FIFO.

    Cost of sales includes primarily the costs of distribution, which include the purchases of product, net of allowances paid and received and the net advertising department margins, plus the handling allowances made to members based upon the cost of servicing their accounts.

Restricted Assets and Net Assets

    Restricted assets and net assets that could not be transferred to the parent company in the form of loans, advances or cash dividends by the insurance subsidiary without the consent of state insurance agencies as of October 3, 1997 were as follows:

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

       Restricted cash...   $     401,000
       Investments.......      18,486,000
                            -------------
          Total..........   $  18,887,000
                            =============

    In addition, the balance of the investments of $32,626,000 represented assets that had been accumulated for the possible payment of claims against the insurance reserves.

Investments in Affiliated Companies

    Investments in affiliated companies represent United's ownership in entities in which it does not have a controlling interest. The investments are accounted for using the equity method, in which carrying value represents cost plus United's share of earnings since acquisition, less distributions received.

Other Assets

    Software costs, non-competition agreements and other intangibles, included in other assets in the accompanying balance sheets, are stated at cost and are being amortized and charged to operating expenses on a straight-line basis over the estimated or contractual lives of three to five years.

Property, Plant and Equipment

    Property, plant and equipment are stated at cost and include expenditures for new facilities and those that substantially increase the useful lives of the existing plant and equipment. United capitalizes interest when applicable as a component of the cost of significant construction projects. No interest was capitalized for the years ended September 27, 1996, October 3, 1997 and October 2, 1998.

    Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives are generally as follows:

       Buildings and improvements.................  4-75 years
       Warehouse equipment........................  5-20 years
       Truck equipment............................   3-8 years
       Office equipment...........................  3-10 years

    Maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of property, plant and equipment, any gain or loss on disposition is reflected in the consolidated statement of operations and the related asset cost and accumulated depreciation are removed from the respective accounts.

Recoverability of Long-Term Assets

Management of United reviews the carrying value of long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


Debt Classification

United classifies as current liabilities any line of credit arrangements that contain a subjective acceleration clause and a lock-box arrangement.

Income Taxes

    United files a consolidated income tax return. United operates and is taxed as a cooperative. Accordingly, amounts distributed as qualified patronage dividends are not included in its taxable income but are instead taxed to the patrons receiving the patronage dividends. Deferred income taxes are recorded to reflect the tax consequences on future years of the non-patronage portion of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in net deferred tax assets and liabilities.

Earnings per Common Share

    United's policy is to distribute earnings only in the form of patronage dividends. No dividends have ever been declared on the common stock of United and all earnings not distributed as patronage dividends have been retained. In accordance with generally accepted accounting principles, earnings per share information is not presented because United does not have publicly held common stock.

Common Stock

    United's Board of Directors' policy, subject to change without notice, requires United to repurchase on request the number of shares a member owns in excess of 4,000 shares. The excess shares are redeemed in exchange for cash or capital stock residual notes, payable over a five-year period. In fiscal 1998, United's Board of Directors temporarily suspended redemptions of members' capital stock. Future redemptions are at the discretion of the Board of Directors.

    At October 3, 1997, October 2, 1998 and July 2, 1999, there were 30,783, 93,085 and 33,965 (unaudited) shares in the amounts of $1,120,000, $3,905,000 and $1,886,000 (unaudited), respectively, which have been presented by members for redemption, but which had not yet been redeemed. These shares are included in redeemable members' equity in the accompanying consolidated balance sheet.

    As of October 2, 1998, United holds $111,000 to be used for issuance of 5,400 shares to new members.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


Advertising Costs

    United expenses the costs of advertising the first time the advertising takes place. Advertising expense for the years ended September 27, 1996, October 3, 1997 and October 2, 1998 was $2,593,000, $1,734,000 and $444,000,
respectively, exclusive of costs incurred on behalf of members for which United is reimbursed.

Members' Allowances

    United makes rebates to members based on the respective members' volume of purchases over defined periods of time.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Method of Accounting for Net Periodic Pension Costs

    For the year ended October 2, 1998, United began amortizing its unrecognized net gains and losses in connection with its defined benefit pension plan (see
Note 14) over a three-year period. In previous years United used the minimum amortization allowed by SFAS No. 87, Employer's Accounting for Pensions. The new method was adopted to more currently recognize the effects of changes in actuarial assumptions and differences between the assumptions used and the actual experience. The pro forma amounts in the statement of operations have been adjusted for the effect of the retroactive application of the change on operating expenses and related income taxes. The effect of the change on the statement of operations for the year ended October 2, 1998 was to increase net income before the cumulative effect of the change in accounting method by approximately $996,000.

Transfers and Servicing of Financial Assets

    The Financial Accounting Standards Board (FASB) issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which United adopted in 1997. The Statement provides for standards that are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Accordingly, United conformed to the new requirements of SFAS No. 125 for transactions involving the sale of member loans receivable for applicable transactions occurring after December 31, 1996.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


Accounting Pronouncements

    During the first quarter of 1998, United adopted FASB SFAS No. 130, Reporting Comprehensive Income, which establishes requirements for disclosure of comprehensive income. The objective of SFAS No. 130 is to report a measure of all changes in equity that result from transactions and economic events other than transactions with owners. Comprehensive income is the total of net income and all other non-owner changes in equity. Comprehensive income did not differ significantly from reported net income or loss in the periods presented.

    In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement will change the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and earns revenues and its major customers. The statement is effective for fiscal years beginning after December 15, 1997.

    In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits. This statement revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The statement suggests combined formats for presentation of pension and other post-retirement benefit disclosures. The statement is effective for fiscal years beginning after December 15, 1997.

    In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in the derivative instrument's fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000.

United's management has studied the implications of SFAS Nos. 131 and 132, and based on the initial evaluation, expects the adoption to have no impact on United's financial condition or results of operations, but will require revised disclosures when the respective statements become effective. United's management has studied the implications of SFAS No. 133 and based on the initial evaluation, expects the adoption to have no impact on United's financial condition or results of operations.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


2.  Restatement:

    United previously reported retained earnings as of September 29, 1995 and September 27, 1996 of $14,923,000 and $13,843,000, respectively. These amounts have been restated to retained earnings of $4,918,000 as of September 29, 1995 and an accumulated deficit of $1,883,000 as of September 27, 1996 in the accompanying consolidated statements of members' equity. The adjustments which necessitated the restatement, and their effect on United's net income for the year ended September 27, 1996 and members' equity as of September 29, 1995 are summarized as follows:

                                                                                            Decrease (Increase) In:
                                                                                            -----------------------
                                                                                                         Members' Equity
                                                                                                         ---------------
                                                                                        Fiscal 1996        September 29,
                                                                                        -----------        -------------
                                                                                        Net Income               1995
                                                                                        ----------               ----
    Accruals for losses on lease/sublease arrangements........................          $(2,258,000)       $  11,872,000
    Write-off of advertising and other receivables............................            3,561,000                  --
    Accrual of vendor trust account liabilities...............................            1,581,000                  --
    Adjustment of carrying value of used store equipment to net
       realizable value.......................................................            1,309,000                  --
    Income taxes..............................................................              (74,000)          (2,126,000)
    Other.....................................................................            1,602,000              259,000
                                                                                        -----------        -------------
          Net restatement.....................................................          $ 5,721,000        $  10,005,000
                                                                                        ===========        =============

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


3. Investments Restricted or Maintained for Insurance Reserves:

    The amortized costs and estimated fair values of investments in debt securities and other investments at October 3, 1997 are as follows:

                                                                                          Gross          Gross
                                                                                          -----          -----
                                                                       Amortized        Unrealized    Unrealized
                                                                       ---------        ----------    ----------
                                                                          Cost            Gains         Losses          Fair Value
                                                                          ----            -----         ------          ----------
Available-for-sale securities
U.S. Treasury securities.......................................        $  3,512,000     $   103,000   $      --        $  3,615,000
Obligations of states, political subdivisions and
   government agencies.........................................           4,410,000         134,000          --           4,544,000
Corporate securities...........................................           1,026,000          25,000          --           1,051,000
                                                                       ------------     -----------   ----------       ------------
            Subtotal...........................................           8,948,000         262,000          --           9,210,000
Common stocks..................................................             225,000              --          --             225,000
                                                                       ------------     -----------   ----------       ------------
            Total..............................................        $  9,173,000     $   262,000   $      --        $  9,435,000
                                                                       ============     ===========   ==========       ============
Held-to-maturity securities
U.S. Treasury securities.......................................        $ 16,547,000     $   848,000   $  (42,000)      $ 17,353,000
Obligations of states, political subdivisions and
   government agencies.........................................          19,154,000         255,000      (66,000)        19,343,000
Corporate securities...........................................           5,976,000         141,000      (19,000)         6,098,000
                                                                       ------------     -----------   ----------       ------------
            Total..............................................        $ 41,677,000     $ 1,244,000   $ (127,000)      $ 42,794,000
                                                                       ============     ===========   ==========       ============
Restricted assets
Cash and cash equivalents......................................        $    401,000     $       --    $      --        $    401,000
                                                                       ============     ===========   ==========       ============

Reconciliation to balance sheet:
      Available-for-sale securities, at fair value.............                                                        $  9,435,000
      Held-to-maturity securities, at amortized cost...........                                                          41,677,000
      Restricted assets, at fair value.........................                                                             401,000
                                                                                                                       ------------
            Total investments..................................                                                        $ 51,513,000
                                                                                                                       ============

    Gross realized gains of $3,000 were realized in the year ended October 3, 1997 from the maturity and redemption of held-to-maturity securities being called by the issuers. The amortized cost of these securities at the time of call was $4,470,000. There were no realized losses.

    Proceeds from the sale of available-for-sale securities were $1,105,000 and $1,131,000 in the years ended September 27, 1996 and October 3, 1997, respectively. The gross realized gains on these sales were $4,226 in the year ended September 27, 1996 and losses on these sales were $9,000 in the year ended October 3, 1997.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


4.  Accounts and Notes Receivable:

    These consist of amounts due principally from members at the balance sheet date as follows:

                                                                                                                 Nine-Month
                                                                                                                 ----------
                                                                                   Year Ended                   Period Ended
                                                                                   ----------                   ------------
                                                                           October 3,         October 2,          July 2,
                                                                           ----------         ----------          -------
                                                                              1997               1998               1999
                                                                              ----               ----               ----
                                                                                                                (Unaudited)
Accounts receivable..............................................          $69,778,000       $60,503,000         $60,198,000
Insurance premiums receivable and related balances...............           14,521,000               --                  --
Less allowance for doubtful accounts.............................           (7,598,000)       (1,236,000)         (1,185,000)
                                                                           -----------       -----------         -----------
      Net accounts receivable....................................           76,701,000        59,267,000          59,013,000
                                                                           -----------       -----------         -----------
Notes receivable, current portion................................            1,977,000         8,002,000           5,569,000
Less allowance for doubtful notes................................             (141,000)              --                  --
                                                                           -----------       -----------         -----------
      Net current notes receivable...............................            1,836,000         8,002,000           5,569,000
                                                                           -----------       -----------         -----------
      Net accounts and current notes receivable..................          $78,537,000       $67,269,000         $64,582,000
                                                                           ===========       ===========         ===========
Notes receivable, non-current portion............................          $18,886,000       $29,515,000         $20,899,000
Less allowance for doubtful accounts.............................           (2,388,000)         (314,000)           (756,000)
                                                                           -----------       -----------         -----------
      Net non-current notes receivable...........................          $16,498,000       $29,201,000         $20,143,000

    During the year ended October 2, 1998, United wrote off approximately $11 million of accounts and notes receivable, and adjusted the related allowance for doubtful accounts, for amounts determined to be uncollectible.

The notes receivable from members are generally for periods of two to ten years at annual interest rates of 3% to 11%. The notes receivable as of October 2, 1998 include $17.5 million in connection with the sale of the Cash & Carry division (see Note 10). This note carries an annual interest rate of 6.5%. The annual maturities of notes receivable for each of the next five fiscal years following October 2, 1998 are as follows:

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


       1999...........................  $ 8,002,000
       2000...........................    4,349,000
       2001...........................    6,859,000
       2002...........................    6,632,000
       2003...........................    6,562,000
       Thereafter.....................    5,113,000
                                        -----------
                                        $37,517,000
                                        ===========

    Changes in the allowance for doubtful accounts for the years ended September 27, 1996, October 3, 1997 and October 2, 1998 and for the nine month period ended July 2, 1999 are summarized as follows:

                                                       Balance at        Charged to                               Balance at
                                                       ----------        ----------                               ----------
                                                       Beginning         costs and                                  end of
                                                       ---------         ---------                                  ------
                     Description                        of year           expenses           Deductions              year
                     -----------                        -------           --------           ----------              ----
1996:
----
Allowance for doubtful accounts for:
      Accounts receivable.......................       $  1,177,000      $  6,213,000       $  (6,250,000)       $  1,140,000
      Notes receivable..........................            508,000         1,062,000            (460,000)          1,110,000
                                                       ------------      ------------       -------------        ------------
            Total...............................       $  1,685,000      $  7,275,000       $  (6,710,000)       $  2,250,000
                                                       ============      ============       =============        ============
1997:
----
Allowance for doubtful accounts for:
      Accounts receivable.......................       $  1,140,000      $  7,829,000       $  (1,371,000)       $  7,598,000
      Notes receivable..........................          1,110,000         2,943,000          (1,524,000)          2,529,000
                                                       ------------      ------------       -------------        ------------
      Total.....................................       $  2,250,000       $10,772,000       $  (2,895,000)        $10,127,000
                                                       ============      ============       =============        ============
1998:
----
Allowance for doubtful accounts for:
      Accounts receivable.......................       $  7,598,000      $  1,440,000       $  (7,802,000)       $  1,236,000
      Notes receivable..........................          2,529,000         1,000,000          (3,215,000)            314,000
                                                       ------------      ------------       -------------        ------------
            Total...............................        $10,127,000      $  2,440,000        $(11,017,000)       $  1,550,000
                                                       ============      ============       =============        ============
1999:
----
Allowance for doubtful accounts for:
      Accounts receivable (unaudited)...........       $  1,236,000      $    291,000       $    (342,000)       $  1,185,000
      Notes receivable (unaudited)..............            314,000           450,000              (8,000)            756,000
                                                       ------------      ------------       -------------        ------------
            Total (unaudited)...................       $  1,550,000      $    741,000       $    (349,000)       $  1,941,000
                                                       ============      ============       =============        ============

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

5.  Other Assets:

    Other assets consist of the following:

                                                                                               Nine-Month
                                                                                               ----------
                                                                 Year Ended                    Period Ended
                                                                 ----------                    ------------
                                                        October 3,          October 2,           July 2,
                                                        ----------          ----------           -------
                                                           1997                1998                1999
                                                           ----                ----                ----
                                                                                               (Unaudited)
      Software................................         $18,356,000         $19,999,000         $21,195,000
      Prepaid loan fees.......................                 --            1,073,000           1,111,000
      Other...................................           2,570,000           1,941,000           1,973,000
                                                       -----------         -----------         -----------
            Subtotal..........................          20,926,000          23,013,000          24,279,000
      Less accumulated amortization...........          (3,591,000)         (6,981,000)        (11,150,000)
                                                       -----------         -----------         -----------
            Total other assets, net...........         $17,335,000         $16,032,000         $13,129,000
                                                       ===========         ===========         ===========

    Amortization expense for the years ended September 27, 1996, October 3, 1997 and October 2, 1998 was $1,573,000, $4,152,000 and $4,143,000, respectively, and
$3,091,000 (unaudited) and $4,052,000 (unaudited) for the nine month periods ended July 3, 1998 and July 2, 1999, respectively.

6.  Property, Plant and Equipment:

    Property, plant and equipment consists of the following:

                                                                                               Nine-Month
                                                                                               ----------
                                                                     Year Ended                Period Ended
                                                                     ----------                ------------
                                                                     October 3,        October 2,           July 2,
                                                                     ----------        ----------           -------
                                                                        1997              1998                1999
                                                                        ----              ----                ----
                                                                                                          (Unaudited)
      Land................................................         $  3,865,000       $  2,163,000        $    537,000
      Buildings and improvements..........................           55,999,000         42,996,000          37,128,000
      Warehouse and truck equipment.......................           31,316,000         24,022,000          22,148,000
      Office equipment....................................           14,185,000         14,432,000          13,405,000
      Construction in progress............................            5,069,000            466,000             470,000
                                                                    -----------        -----------         -----------
            Total property, plant and equipment...........          110,434,000         84,079,000          73,688,000
      Less accumulated depreciation.......................          (48,991,000)       (46,165,000)        (43,302,000)
                                                                    -----------        -----------         -----------
            Property, plant and equipment, net............          $61,443,000        $37,914,000         $30,386,000
                                                                    ===========        ===========         ===========

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


    Depreciation expense for the years ended September 27, 1996, October 3, 1997 and October 2, 1998 was $6,629,000, $7,690,000 and $6,379,000, respectively, including $187,000, $359,000 and $160,000, respectively, related to discontinued operations. Depreciation expense for the nine month periods ended July 3, 1998 and July 2, 1999 was $4,784,000 (unaudited) and $3,361,000 (unaudited), respectively, including $160,000 (unaudited) related to discontinued operations for the nine month period ended July 3, 1998. Due to operating losses incurred by a retail store in Sacramento, California, United recorded during the year ended October 3, 1997 a write-down of approximately $1.8 million to reduce the carrying cost of the store's assets to estimated net realizable value. The loss is included in "gain/loss on write-down or disposition of assets, net" in the accompanying statements of operations. The store incurred losses for the years ended September 27, 1996, October 3, 1997 and October 2, 1998 of $601,000, $520,000 and $562,000, respectively. The carrying value of the store's assets at October 2, 1998 is $10,000. The store is being operated but is being held for sale.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

7.  Notes Payable:

    Notes payable consists of the following:

                                                                                                                       Nine-Month
                                                                                                                       ----------
                                                                                          Year Ended                  Period Ended
                                                                                          ----------                  ------------
                                                                                 October 3,         October 2,           July 2,
                                                                                 ----------         ----------           -------
                                                                                    1997               1998               1999
                                                                                    ----               ----               ----
                                                                                                                       (Unaudited)
Line of credit with financial institution...............................        $ 69,000,000        $34,315,000        $47,568,000
Notes payable with financial institution:
      Term loan, interest at 7.344%, payable in four equal
         annual payments beginning May 1999.............................                 --          10,000,000         10,000,000
      Real estate term loan, interest at 7.344%, payable in
         120 equal monthly principal and interest payments
         beginning February 1999........................................                 --          25,000,000         16,863,000
Notes payable, other:
      Capital stock residual notes, payable in 20 quarterly
         installments plus interest at a variable interest rate
         based on the current capital investment note rate..............           4,071,000          2,327,000          3,683,000
      Capitalized equipment leases, payable in monthly
         installments of $43,853, including interest at 12% to
         20% through 2005 (collateralized by equipment).................           2,276,000          1,563,000                --
      Other notes payable...............................................           1,495,000            281,000            150,000
Redeemable notes and certificates:
      Capital investment notes (subordinated), interest at 7.5%,
         maturity dates through 2005....................................          41,745,000         39,277,000         31,302,000
      Registered redeemable building notes (subordinated),
         interest at 8%, not fixed maturity date........................           3,088,000          2,830,000          2,718,000
      Credit agreement notes, interest from 7.0875% to
         7.1875%........................................................          42,915,000                --                 --
Senior notes payable to insurance companies, interest at
   8.42% and 9.15%......................................................          29,999,000                --                 --
Mortgage notes payable, interest at 7.25%...............................           3,597,000                --                 --
                                                                                ------------        -----------        -----------
            Total.......................................................         198,186,000        115,593,000        112,284,000
Less current portion....................................................         (10,191,000)       (41,159,000)       (55,688,000)
                                                                                ------------        -----------        -----------
            Total notes payable, net of current portion.................        $187,995,000        $74,434,000        $56,596,000
                                                                                ============        ===========        ===========

    Maturities of notes payable subsequent to October 2, 1998 are as follows:

            1999............       $  41,159,000
            2000............           7,942,000
            2001............           9,984,000
            2002............           9,206,000
            2003............           6,200,000
            Thereafter......          41,102,000
                                    ------------
                                    $115,593,000
                                    ============

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

    United has a credit agreement with a financial institution providing for a line of credit of $100 million for revolving loans and $35 million for term loan facilities. The agreement was entered into in August 1998 and matures in February 2002. The agreement provides for letter of credit accommodations up to $1 million.

    The amount of borrowings available under the revolving line of credit, based upon a lending formula applied to accounts and notes receivable and inventory, was $70.4 million as of October 2, 1998. The revolving line of credit bears interest at LIBOR plus 1.75% or at prime rate (7.125% and 8.5%, respectively, at October 2, 1998). United had $34.3 million outstanding under the revolving loans, $20 million at LIBOR and $14.3 million at prime. The term loans bear interest at LIBOR plus 1.75% as of October 2, 1998. The revolving line of credit and term loans are collateralized by account receivables, inventory and other assets.

    As of October 2, 1998, United had letters of credit totaling $11 million, $1 million required by certain real property leases and $10 million required under its cash management agreement with a bank. The revolving and term loans and letters of credit are cross-collateralized by essentially all assets of the borrowers (United Grocers, Inc. and United Resources, Inc.) and are guaranteed by all subsidiaries.

    United's most restrictive covenants require it to maintain certain minimum adjusted net worth, minimum accounts receivable turnover and fill rates (as defined). United is in compliance with covenants related to its credit agreements as of October 2, 1998.

    Amounts available under the credit agreement and letter of credit accommodations are subject to reduction by the lender being permitted to establish availability reserves based upon certain events, conditions, contingencies or risks which it may in good faith determine.

8.  Income Taxes:

    The income tax (provision) benefit, including amounts associated with discontinued operations and the cumulative effect of a change in accounting method, for the years ended September 27, 1996, October 3, 1997 and October 2, 1998 consists of the following:

                                       1996         1997            1998
                                    ---------    ----------   ------------
Current:
    Federal....................     $      --    $  100,000   $ (2,600,000)
                                    ---------    ----------   ------------
Deferred:
    Federal....................            --     7,493,000     (8,135,000)
    State......................            --     1,207,000     (1,272,000)
                                    ---------    ----------   ------------
                                           --     8,700,000     (9,407,000)
                                    ---------    ----------   ------------
                                    $      --    $8,800,000   $(12,007,000)
                                    =========    ==========   ============

    The current provision for the year ended October 2, 1998 primarily relates to the gain on disposal of the insurance segment.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


    The reconciliation of the statutory Federal tax rate to the effective income tax rate for the years ended September 27, 1996, October 3, 1997 and October 2, 1998 is as follows:

                                                                           1996             1997              1998
                                                                           ----             ----              ----
      Statutory income tax rate (34%)..........................        $ 1,893,000       $5,937,000       $(10,801,000)
      State income taxes, net of Federal income tax
         benefit...............................................            223,000          797,000         (1,272,000)
      Tax exempt interest......................................             98,000              --                 --
      Establishment of valuation allowance.....................         (2,156,000)             --                 --
      Reversal of valuation allowance due to tax
         planning strategy.....................................                --         3,568,000                --
      Patronage-related book/tax differences                                   --        (1,502,000)               --
      Other....................................................            (58,000)             --              66,000
                                                                       -----------       ----------       ------------
            Total..............................................        $       --        $8,800,000       $(12,007,000)
                                                                       ===========       ==========       ============

    The significant components of deferred income taxes as of October 3, 1997 and October 2, 1998 is as follows:

                                                                                      1997                1998
                                                                                  -----------         ------------
      Deferred income taxes, current asset:
            Insurance reserves...........................................         $ 1,359,000
            Inventories..................................................             362,000         $   309,000
            Allowance for doubtful accounts..............................           1,650,000             253,000
            Accrued employee benefits....................................             192,000             168,000
            Capitalized lease insurance..................................             244,000             244,000
            Nonpatronage net operating loss carryforward.................           4,128,000                 --
            Alternative minimum tax credit                                            150,000             178,000
            Other........................................................              62,000             374,000
                                                                                 -------------
                  Net current deferred tax asset.........................           8,147,000           1,526,000
                                                                                  ------------
      Deferred income taxes, non-current asset (liability):
            Accumulated depreciation.....................................          (2,561,000)         (3,088,000)
            Impairment reserve...........................................             689,000                 --
            Lease accrual................................................           1,474,000           1,302,000
            Prepaid pension cost.........................................                 --             (738,000)
            Deferred income on sale-leaseback transactions...............             845,000                 --
            Deferred compensation........................................             106,000             291,000
                                                                                  -----------         -----------
                  Net non-current deferred tax asset (liability).........             553,000          (2,233,000)
                                                                                  -----------         -----------
                  Total..................................................         $ 8,700,000         $  (707,000)
                                                                                  ===========         ===========

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


9.  Discontinued Operations:

    In September 1997, United's management and board of directors approved a plan whereby the insurance operations would be sold to an unrelated party. The sale of the insurance operations was completed in July 1998. Accordingly, the results of operations of the insurance segment for the years ended September 27, 1996, October 3, 1997 and October 2, 1998 have been presented as "discontinued operations" in the accompanying statements of operations.

    The following is a summary of the assets and liabilities of the insurance segment as of October 3, 1997:


       Assets:
          Investments............................................   $51,513,000
          Receivables and other current assets...................    22,070,000
          Long-term assets.......................................     1,328,000
                                                                     ----------
                                                                     74,911,000

       Liabilities:
          Insurance reserves supported by investments............    26,356,000
          Accounts payable and other current liabilities.........    19,544,000
                                                                     ----------
              Net investment in insurance segment.................  $29,011,000
                                                                    ===========

10. Sale of Cash & Carry Division:

    On May 15, 1998, United sold to an unrelated party the assets and liabilities of its Cash & Carry division, consisting of 40 wholesale grocery stores. The net sales proceeds included a $17,500,000 note from the buyer. United realized a gain on the sale, as follows:


       Net sales proceeds...............................   $55,486,000
                                                           -----------
       Net investment in Cash & Carry division:
          Current assets................................    26,589,000
          Non-current assets............................     5,864,000

          Current liabilities...........................    (6,000,000)
                                                           -----------
                                                            26,453,000
                                                           -----------
                                                           $29,033,000
                                                           ===========

    The accompanying consolidated statements of operations for the years ended September 27, 1996, October 3, 1997 and October 2, 1998 (through May 15, 1998) include the following amounts with respect to the Cash & Carry division:

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


                                            1996          1997          1998
                                       ------------  ------------  ------------
    Net sales and operations.........  $ 32,882,000  $ 37,530,000  $ 22,797,000
    Costs and expenses...............   (32,133,000)  (34,551,000)  (22,380,000)
    Other income.....................     1,707,000     1,179,000     1,519,000
                                       ------------  ------------  ------------
       Income before income taxes....     2,456,000     4,158,000     1,936,000
                                       ============  ============  ============

11.   Members' Patronage Dividends:

    United's income from sales to members, before income taxes and patronage dividends, is available at the discretion of the Board of Directors, to be returned to the members in the form of patronage dividends. For the year ended September 27, 1996, the Board of Directors voted to distribute $4 million in patronage dividends, approximately $3.2 million which was paid in cash and approximately $800,000 which was distributable in the form of common stock. No patronage earnings were available to pay patronage dividends for the years ended October 3, 1997 and October 2, 1998.

12.   Reinsurance:

    Reinsurance contracts do not relieve United from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to United. United evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

    United limits the maximum net loss that can arise from large risks or risks in concentrated areas of exposure by reinsuring (ceding) certain levels of high risk with other insurers or reinsurers, either on an automatic basis under general reinsurance contracts known as "treaties" or by negotiation on substantial individual risks. Ceded reinsurance is treated as the risk and liability of the assuming companies.

    Reinsurance amounts reflected in the financial statements as of October 3, 1997 and for the years ended September 27, 1996 and October 3, 1997 are as follows:

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


                                                                                1996                  1997
                                                                            -----------           -----------
      For the balance sheet:
            Reinsurance recoverable..................................                             $ 9,440,000
            Prepaid reinsurance premiums.............................                               3,746,000
                                                                                                  -----------
                  Total..............................................                             $13,186,000
                                                                                                  ===========
      For the statement of operations:
            Premiums written:
                  Gross..............................................       $28,988,000           $31,198,000
                  Assumed............................................           567,000               742,000
                  Ceded..............................................        (8,185,000)          (10,331,000)
                                                                            -----------           -----------
                  Net premiums written...............................       $21,370,000           $21,609,000
                                                                            ===========           ===========
            Premiums earned:
                  Gross..............................................       $26,515,000           $29,596,000
                  Assumed............................................           598,000               682,000
                  Ceded..............................................        (7,403,000)           (9,698,000)
                                                                            -----------           -----------
                  Net premiums earned................................       $19,710,000           $20,580,000
                                                                            ===========           ===========
            Expenses:
                  Losses and loss adjustment expenses................       $18,051,000           $16,610,000
                  Reinsurance recoveries.............................        (4,617,000)           (3,142,000)
                                                                            -----------           -----------
                  Net losses and loss adjustment expenses............       $13,434,000           $13,468,000
                                                                            ===========           ===========

13.   Segment Reporting:

    A summary of information about United's operations by the distribution and insurance segments for the years ended September 27, 1996 and October 3, 1997 is as follows:

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

                                                                 1996             1997
                                                            --------------   --------------
    Net sales and operations:
       Distribution...................................      $1,280,453,000   $1,306,602,000
       Insurance (1)..................................          20,096,000       22,231,000
                                                            --------------   --------------
          Total.......................................      $1,300,549,000   $1,328,833,000
                                                            ==============   ==============
    Income (loss) before income taxes:
       Distribution...................................      $   (8,049,000)  $  (21,627,000)
       Insurance (1)..................................           2,480,000        4,167,000
                                                            --------------   --------------
          Total.......................................      $   (5,569,000)   $ (17,460,000)
                                                            ==============    =============
    Depreciation and amortization expense:
       Distribution...................................      $    8,015,000    $  11,483,000
       Insurance (1)..................................             187,000          359,000
                                                            --------------   --------------
          Total.......................................      $    8,202,000    $  11,842,000
                                                            ==============    =============
    Capital expenditures, including software:
       Distribution...................................      $   22,568,000   $   21,974,000
       Insurance......................................              80,000           79,000
                                                            --------------   --------------
          Total.......................................      $   22,648,000   $   22,053,000
                                                            ==============   ==============
    Total assets at October 3, 1997:
       Distribution...................................                       $  290,516,000
       Insurance......................................                           74,911,000
                                                                             --------------
          Total.......................................                       $  365,427,000
                                                                             ==============

(1) Reported as discontinued operations.

14. Retirement Plans:

    United has a company-sponsored pension plan that covers substantially all of its salaried employees. United has made annual contributions to the plan equal to the amount annually accrued for pension expense. United's funding policy is to satisfy the funding requirements of the Employees' Retirement Income Security Act.

    In determining the actuarial present value of the projected benefit obligation, a discount rate of 8%, 7.75% and 6.75% was used for the years ended September 27, 1996, October 3, 1997 and October 2, 1998, respectively, and a future maximum compensation increase rate of 4%, 3.75% and 2.75% was used for the years ended September 27, 1996, October 3, 1997 and October 2, 1998, respectively. The expected long-term rate of return on assets was 8%.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


    Pension costs for the plan consists of the following for the years ended September 27, 1996, October 3, 1997 and October 2, 1998, respectively:

                                                                       1996          1997          1998
                                                                   -----------   -----------   -----------
Company-sponsored:
Service costs of benefits earned................................   $   952,000   $ 1,155,000   $ 1,184,000
Interest cost on the projected benefit obligation...............     1,668,000     1,788,000     1,856,000
Expected return on plan assets..................................    (1,932,000)   (2,197,000)   (2,616,000)
Amortization of:
   Unrecognized net asset.......................................      (168,000)     (168,000)     (168,000)
   Unrecognized net gain........................................       (38,000)     (100,000)   (4,962,000)
   Unrecognized prior service cost..............................        61,000        61,000        61,000
                                                                   -----------   -----------   -----------
   Net periodic pension cost (benefit)..........................   $   543,000   $   539,000   $(4,645,000)
                                                                   ===========   ===========   ===========

    Amortization of the unrecognized net gain for the year ended October 2, 1998, includes the cumulative effect of a change in accounting method (see Note
1) of $2,912,000.

    The following table sets forth the plan's funded status as of the years ended October 3, 1997 and October 2, 1998:

                                                                                             1997              1998
                                                                                         -----------       -----------
      Actuarial present value of benefit obligations:
            Vested................................................................       $17,200,000       $27,082,000
            Non-vested............................................................         1,137,000           841,000
                                                                                         -----------       -----------
                  Accumulated benefit obligation..................................        18,337,000        27,923,000
            Effect of projected future compensation levels                                 5,268,000         2,125,000
                                                                                         -----------       -----------
                  Projected benefit obligation....................................        23,605,000        30,048,000
      Plan assets at fair value, primarily listed stocks, fixed income
         and bond and equity funds................................................        33,541,000        33,919,000
                                                                                         -----------       -----------
                  Excess of plan assets over projected benefit
                    obligation.....................................................        9,936,000         3,871,000
      Unrecognized net asset......................................................        (1,393,000)       (1,225,000)
      Unrecognized net gain.......................................................        (9,064,000)         (976,000)
      Unrecognized prior service cost.............................................           594,000           271,000
                                                                                         -----------       -----------
                  Prepaid pension cost............................................       $    73,000       $ 1,941,000
                                                                                         ===========       ===========

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


    United also participates in several multi-employer pension plans for the benefit of its employees who are union members. The data available from administrators of the multi-employer plans is not sufficient to determine the accumulated benefits obligation, nor the net assets attributable to the multi-employer plans in which United's union employees participate. United's costs for these multi-employer plans for the years ended September 27, 1996, October 3, 1997 and October 2, 1998 were $3,326,000, $3,874,000 and $3,965,000, respectively.

    In addition to providing pension benefits, United provides certain medical benefits for certain salaried retirees, spouse and eligible dependents. Employees who were hired prior to January 1, 1989, the last eligibility date, and have met United's minimum service requirements, become eligible for United Grocers, Inc. and Subsidiaries these benefits. The post-retirement medical benefits available are non-contributory in nature and it is United's practice to fund these benefits as incurred.

    The following table presents the status of the plan and amounts recognized for post-retirement benefits in United's financial statements as of and for the years ended October 3, 1997 and October 2, 1998:

                                                                                     1997            1998
                                                                                  ----------      ----------
      Accumulated post-retirement benefit obligation:
            Retirees...................................................           $1,810,000      $2,515,000
            Fully eligible active plan participants....................            1,578,000       1,111,000
            Other active plan participants.............................              927,000         370,000
                                                                                  ----------      ----------
                  Total accumulated post-retirement benefit
                    obligation.........................................            4,315,000       3,996,000
      Unrecognized net transition obligation...........................           (3,331,000)     (3,075,000)
                                                                                  ----------      ----------
                  Accrued post-retirement benefit obligation...........           $  984,000      $  921,000
                                                                                  ==========      ==========


                                                                                     1996          1997         1998
                                                                                    --------     --------     --------
      Net periodic post-retirement benefit cost includes the
         following components for the years ended September 27,
         1996, October 3, 1997 and October 2, 1998:
            Service cost.....................................................      $  52,000    $  52,000    $  24,000
            Interest cost....................................................        271,000      271,000      246,000
            Amortization of transition obligation............................        169,000      169,000      178,000
                                                                                    --------     --------     --------
                  Net periodic post-retirement benefit cost..................       $492,000     $492,000     $448,000
                                                                                    ========     ========     ========

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


    The assumed health care cost trend rate used to measure the expected cost of benefits was 11% in year one, decreasing 1% per year to a minimum rate of 4%. The effect of a 1% increase in the assumed health care cost trend rate on the aggregate of the service and interest cost components of the net periodic post-retirement benefit cost and the accumulated post-retirement benefit obligation would be to increase these amounts by approximately $170,000, $170,000 and $12,000 for the years ended September 27, 1996, October 3, 1997 and October 2, 1998, respectively. The discount rate used in determining the accumulated post-retirement benefit obligation was 7.75%, 8% and 7% as of September 27, 1996, October 3, 1997 and October 2, 1998, respectively.

    United also has two separate company-sponsored 401(k) plans. In one plan, all salaried non-union employees are eligible to participate. Contributions by United are at the discretion of the Board of Directors. In the other plan, union employees are eligible to participate, but United makes no matching contributions. For the years ended September 27, 1996, October 3, 1997 and October 2, 1998, United made matching contributions to the 401(k) plans totaling $291,000, $305,000 and $262,000, respectively.

15.   Leases:

    United has various operating leases for buildings and equipment, certain of which are subleased to affiliated companies and members. The leases expire at various dates through 2022. Rental United Grocers, Inc. and Subsidiaries expense consists of the following for the years ended September 27, 1996, October 3, 1997 and October 2, 1998:

                                             1996         1997          1998
                                        -----------  ------------   -----------
    Minimum rentals..................   $19,463,000  $ 24,551,000   $25,768,000
    Less sublease income.............    (6,873,000)  (10,506,000)   (8,844,000)
                                        -----------  ------------   -----------
       Net rental expense............   $12,590,000  $ 14,045,000   $16,924,000
                                        ===========  ============   ===========

    The following is a schedule by years showing future minimum rentals under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of October 2, 1998:

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


                                          (a)          (b)
                                        Minimum      Minimum         Net
    Fiscal Year                         Payments     Receipts      Minimum
    -----------                      ------------  -----------   -----------
    1999.........................    $ 21,486,000  $ 8,890,000  $ 12,596,000
    2000.........................      19,408,000    8,143,000    11,265,000
    2001.........................      17,016,000    7,689,000     9,327,000
    2002.........................      15,616,000    7,247,000     8,369,000
    2003.........................      13,786,000    6,567,000     7,219,000
    Thereafter...................      82,695,000   57,044,000    25,651,000
                                     ------------  -----------   -----------
          Total..................    $170,007,000  $95,580,000   $74,427,000
                                     ============  ===========   ===========
    Summary:
       Building leases...........    $141,073,000  $89,266,000   $51,807,000
       Equipment leases..........      28,934,000    6,314,000    22,620,000
                                     ------------  -----------   -----------
          Total..................    $170,007,000  $95,580,000   $74,427,000
                                     ============  ===========   ===========

(a) Minimum payments are those required by the Company over the terms of significant leases.
(b) Minimum receipts are those to be received by the Company from sublease agreements.

    United has accrued $7,310,000 and $7,751,000 as of October 3, 1997 and October 2, 1998, respectively, for the estimated losses on subleasing arrangements, $5,505,000 and $5,896,000, respectively, of which is included in other liabilities and $1,805,000 and $1,855,000, respectively, of which is included in other current liabilities in the accompanying consolidated balance sheets.

    United has entered into sale-leaseback transactions for various supermarket properties, which resulted in deferred gains of approximately $3,650,000 and $1,257,000 as of October 3, 1997 and October 2, 1998, respectively. The deferred gains are being amortized over the leaseback periods of twenty years. The total remaining lease commitments at October 2, 1998 are approximately $7,877,000 over nineteen years with an annual rental of approximately $336,000.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


16.   Supplemental Cash Flow Information:

                                                                                    1996             1997            1998
                                                                                -----------      -----------     -----------
      Supplemental disclosures:
            Cash paid during the years for:
                  Interest..............................................        $14,546,000      $16,342,000     $12,738,000
                  Income taxes, net of refunds of $1,200,000
                    in 1998...............................................          279,000          151,000       4,800,000
            Supplemental schedule of noncash investing and
               financing activities:
                  Sale of insurance segment in exchange for
                    note receivable.......................................               --               --       4,000,000
                  Sale of Cash & Carry division and other
                    assets in exchange for notes receivable...............               --               --      18,846,346
                  Members' allowances paid in common
                    stock.................................................               --          773,000              --
                  Exchange of member receivable for equity
                    interest in affiliate.................................        3,250,000          362,000              --
                  Exchange of investment in affiliate for note
                    receivable............................................               --               --       4,550,000

17.   Affiliated Companies:

    United owns interests in affiliates, which are accounted for on the equity method. One affiliate is a vendor that provides private label brand merchandise. The other affiliates operate retail grocery stores and are also members of United. A member of United's Board of Directors controls R.A.F. Limited Liability Company.

    An approximate summary of aggregate balances and transactions with affiliates in which United had an interest as of year-end is as follows:

                                                          October 3,  October 2,
                                                          ----------  ----------
                                                             1997        1998
                                                             ----        ----
     Balance sheet:
         Investment in affiliated companies..........     $6,971,000  $3,360,000
         Accounts receivable.........................      2,898,000   2,651,000
         Notes receivable............................        428,000          --
         Accounts payable............................      7,046,000   4,079,000

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


                                                                                            Year ended
                                                                            -------------------------------------------
                                                                       September 27,         October 3,         October 2,
                                                                       -------------         ----------         ----------
                                                                           1996                 1997               1998
                                                                           ----                 ----               ----
      Statement of operations:
         Sales...................................................        $129,855,000         137,029,000          2,933,000
         Purchases...............................................         111,348,000         118,268,000        119,495,000
         Volume incentive rebate for purchases from
            affiliated company...................................           2,931,000           3,909,000          4,361,000
         Refunds, rebates and member allowances to
            affiliated companies.................................           2,570,000           1,985,000             34,000
         Equity in earnings of affiliated companies..............             568,000             107,000            169,000

    These affiliates and United's net investments as of October 3, 1997 and October 2, 1998 and percentages of ownership during the years then ended are as follows:

                                                             Net      Percentage
                                                             ---      ----------
      1997                                               Investment   Ownership
      ----                                               ----------   ---------
      Western Family Holding Company..................   $1,974,000      22%
      C & K Market, Inc. (sold July 1997).............           --      22%
      R.A.F. Limited Liability Company................    1,081,000      94%
      North State Grocery, Inc........................    3,623,000      26%
      Other...........................................      293,000
                                                         ----------
                                                         $6,971,000
                                                         ==========
      1998
      ----
      Western Family Holding Company..................   $2,143,000      22%
      R.A.F. Limited Liability Company................    1,081,000      94%
      Other...........................................      136,000
                                                         ----------
                                                         $3,360,000
                                                         ==========

    Combined unaudited financial information of the affiliated entities, including third-party interests is as follows:

                                              October 3,        October 2,
                                              ----------        ----------
                                                 1997               1998
                                                 ----               ----
      Current assets................         $55,359,000       $41,903,000
      Non-current assets............          13,559,000         4,185,000
      Current liabilities...........          49,193,000        35,905,000
      Non-current liabilities.......           3,872,000                --
      Owners' equity................          15,853,000        10,184,000

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


                                   Year Ended       Year Ended      Year Ended
                                   ----------       ----------      ----------
                                  September 27,     October 3,      October 2,
                                  -------------     ----------      ----------
                                      1996             1997            1998
                                      ----             ----            ----
      Revenues.................    $777,379,000    $633,124,000    $525,514,000
      Gross profit.............      98,929,000      46,506,000      19,550,000
      Net income (loss)........       2,531,000         220,000         (77,000)

    All of these affiliates are privately held companies for which no ready market values are available. In management's opinion, the equity interests as stated are equal to or less than the fair market value of United's interests in these affiliates.

18. Related Party Transactions:

    United is owned by its primary customers, and its Board of Directors consists entirely of members who are also customers; accordingly, the nature of United's business involves a significant number of related party transactions. Such transactions with members, some of whom are directors, include leasing and sub-leasing arrangements, sale of merchandise and related extensions of trade credit, extensions of long-term credit for members' purchases of fixed assets, notes payable to members for capital stock and capital investment notes and payment of purchase incentives (see United Grocers, Inc. and Subsidiaries members allowances in the accompanying consolidated statements of operations) in the form of cash and shares of United's stock.

19. Concentrations of Credit Risk:

    Financial instruments that potentially subject United to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, store financing loans and trade accounts receivable.

    United holds its cash and cash equivalents in several banks located in the Pacific Northwest and a zero balance bank account located in the Midwest. Each bank is covered by Federal Depositors Insurance Corporation insurance; balances in excess of coverage are not insured.

    As a cooperative, the majority of United's accounts receivable represent sales to its members who are located throughout the Pacific Northwest and Northern California. These accounts are not generally collateralized but each member has stock holdings in United as well as patronage rebates, which United could apply against account balances.

    United makes store financing loans to members from time-to-time, mainly to finance the acquisition of grocery store properties and equipment. These loans are represented by notes receivable which are collateralized with personal property, securities and guarantees.

    United performs ongoing credit evaluations of its members' financial condition and maintains allowances for potential credit losses.

    Two customers accounted for more than 10% of United's net sales for the year ended October 2, 1998. Sales to these customers were approximately $118 million and $235 million.

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


20. Fair Value of Financial Instruments:

    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by United using available market information and appropriate valuation methodologies.

    United in estimating its fair value disclosures for financial instruments used the following methods and assumptions:

       Cash and cash equivalents and long-term notes receivables -- the carrying amounts reported in the balance sheet for cash and cash equivalents and long-term receivables approximate their fair value.

       Investments restricted or maintained for insurance reserves -- see Note
    4.

       Investment in and accounts with affiliated companies--it is not practicable to estimate the fair value of an investment representing the common stock of a privately-held company because the stock is not traded; thus, the investments are carried at original cost plus equity in earnings to date in the consolidated balance sheet. Such investments are subject to review for possible impairment.

       Notes payable--the carrying amounts of variable-rate debt instruments approximate their fair value. The fair values of fixed-rate long-term debt are estimated using discounted cash flow United Grocers, Inc. and Subsidiaries analyses based on United's incremental borrowing rates for similar types of borrowing arrangements. The assumed incremental borrowing rates used to determine the fair value of fixed-rate long-term debt were 11% and 8% for 1997 and 1998.

    The carrying amounts and approximate fair values of United's financial instruments at the balance sheet dates are as follows:

                                                                                     Carrying           Fair
                                                                                     --------           ----
      1997                                                                            Amounts          Values
      ----                                                                            -------          ------
      Cash and cash equivalents..............................................        $10,223,000      $10,223,000
      Long-term notes receivable, including the current portion,
         net of allowance for doubtful notes.................................         18,334,000       18,334,000
      Investment in and accounts with affiliated companies                             6,971,000        6,971,000
      Notes payable..........................................................        198,186,000      193,886,000

      1998
      ----
      Cash and cash equivalents..............................................       $  1,294,000     $  1,294,000
      Long-term notes receivable, including the current portion,
         net of allowance for doubtful notes.................................         37,203,000       37,203,000
      Investment in and accounts with affiliated companies                             3,360,000        3,360,000
      Notes payable..........................................................        115,593,000      112,688,000

United Grocers, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


21.   Commitments and Contingencies:

    United has entered into various agreements under which it sells certain of its notes receivable from members subject to limited recourse provisions. Personal property, securities and guarantees collateralize these notes. United in turn receives a monthly service fee. United recognizes the net present value of the excess of the future service fees over the estimated service cost as a servicing asset and related gain upon the sale of a loan. The service asset is amortized over the life of the related note agreement. In the years ended September 27, 1996, October 3, 1997 and October 2, 1998, United sold notes totaling approximately $10,549,000, $13,205,000 and $1,518,000, respectively, and recognized $330,852, $1,734,000 and $20,000, respectively, of gains on the sales. The balances of transferred notes that were outstanding and subject to recourse provisions were approximately $39,313,000 and $24,426,000 at October 3, 1997 and October 2, 1998, respectively. The unamortized service asset as of October 3, 1997 and October 2, 1998 was $1,969,000 and $1,281,000, respectively. In the event United is in default of other credit agreements, the buyer of these notes has the right to demand collection of the outstanding notes balances from United.

    United is guarantor of a covenant not to compete and loans by members as of October 2, 1998 totaling approximately $6,740,000 with annual payments of approximately $837,000.

    United is a party to various litigation and claims arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, United expects the outcome of these matters will not result in a material adverse effect on United's consolidated financial position, results of operations or cash flows.

    United is guarantor of a letter of credit a customer has with a bank. The letter of credit is $1,500,000 of which no amount has been drawn at October 2, 1998.

22.   Proposed Merger (Unaudited):

    In March 1999, United executed a letter of intent with respect to a proposed merger with Certified Grocers of California, Ltd., a grocery cooperative headquartered in Commerce, California. The consummation of the merger is conditional upon the execution of a mutually approved definitive merger agreement following completion of due diligence, approval of the agreement by the shareholders of both entities, required filings with regulatory entities, and other customary conditions.

              UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    The merger is being accounted for as a purchase pursuant to Accounting Principles Board Opinion No. 16, "Business Combinations." Accordingly, the consideration is being allocated to the assets and liabilities based upon the relative fair values. Such allocations are subject to final determination based on valuations and other studies to be performed.

    The unaudited pro forma condensed combined financial statements, including the notes thereto, are based upon, and should be read in conjunction with, the historical consolidated financial statements of both United Western Grocers, Inc. (formerly Certified) and United, including the notes thereto.

    The unaudited pro forma condensed combined balance sheet gives effect to the merger between United and Unified as if it had occurred as of August 28, 1999. The unaudited pro forma condensed combined statement of operations for the year ended August 28, 1999 assumes the merger took place as of the beginning of the period presented. The unaudited pro forma condensed combined statement of operations combines Unified Western Grocers, Inc.'s (formerly Certified) year ended ended August 28, 1999 with United's twelve months ended July 2, 1999.

    The adjustments included in the unaudited pro forma condensed combined financial statements represent a preliminary determination of these adjustments based upon available information. The consideration exceeded the fair value of the net assets acquired. This difference has been allocated to goodwill, which will be amortized over forty years. Such allocations are subject to final determination based on real estate, leasehold and equipment valuation studies which are not yet complete. These studies are expected to be completed before the end of the fiscal year 2000. Accordingly, the final allocations may be different from the amounts reflected herein.

    The computation of patronage earnings involves complex cost allocations among member/non-member groups and non-patronage activities. United's management believes that patronage earnings for the twelve month period ended July 2, 1999 would have approximated break-even.

    Management is in the process of finalizing its integration plans, which includes the elimination of duplicative facilities and functions and other restructuring actions. The pro forma financial information includes only the impact of transaction costs related to the merger, amortization of goodwill, interest expense attributable to the amendment of credit facilities and the related tax effect of these items. The pro forma financial information does not include any synergy cost savings the combined company is expected to realize. Based on the finalization of the integration plans and other factors, the final purchase accounting adjustments may differ materially from those presented in these unaudited pro forma condensed combined financial statements.

    The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined financial position and results of operations that would have been realized had Unified and United been a combined company during the specified periods.

Unified Western Grocers, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet August 28, 1999
(Dollars in thousands)
                                                                Unified Western
                                                                ----------------
                                                                 Grocers, Inc.                                     Pro Forma
                                                                 -------------                                     ---------
                                                                   (formerly         United                         Unified
                                                                    --------         ------                         -------
                                                                  Certified)         Grocers       Pro Forma        Western
                                                                  ---------          -------       ---------        -------
                                                                August 28, 1999  July 2, 1999    Adjustments    Grocers, Inc.
                                                                ---------------  ------------    -----------    -------------
                                ASSETS
Current:
      Cash and cash equivalents...................................$      8,027    $    3,907                     $    11,934
      Accounts and notes receivable, net..........................     108,786        64,582                         173,368
      Inventories.................................................     150,800        69,716                         220,516
      Other current assets........................................       5,544         5,918                          11,462
      Deferred income taxes.......................................       4,286         1,525      $    412 (3)         6,223
                                                                  ------------    ----------      -----------    -----------
            Total current assets..................................     277,443       145,648           412           423,503
Notes receivable, net.............................................      13,914        20,143                          34,057
Investments.......................................................      35,017            --                          35,017
Property, plant and equipment, net................................      79,231        30,386        13,263 (2)       122,880
Other assets
      Goodwill, net...............................................      22,964            --        29,913 (2)        52,877
      Deferred financing costs, net...............................         812           793         2,200 (1)         2,749
                                                                                                    (1,056)(3)
      Other.......................................................      21,754        18,859        (3,129)(2)        36,652
                                                                                                      (832)(2)
            Total assets..........................................$    451,135    $  215,829      $ 40,771       $   707,735
                                                                  ============    ==========      ===========    ===========
                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current:
      Notes payable...............................................$      6,623    $   55,688      $(52,568)(1)   $    10,120
                                                                                                       377 (1)
      Accounts payable and other current liabilities..............     156,708        65,126        10,200 (2)       232,034
      Patrons' excess deposits and patronage dividends............      16,091            --                          16,091
                                                                  ------------    ----------      -----------    -----------
            Total current liabilities.............................     179,422       120,814       (41,991)          258,245
Notes payable, net of current portion.............................     143,727        56,596       (86,363)(1)       273,526
                                                                                                   158,057 (1)
                                                                                                     1,509 (1)
Other long-term liabilities.......................................      29,393         9,048                          38,441
Patrons' deposits and certificates:
      Patrons' required deposits..................................      12,450            --                          12,450
      Subordinated patronage dividend certificates................       5,986            --                           5,986
                                                                  ------------    ----------      -----------    -----------
            Total liabilities.....................................     370,978       186,458        31,212           588,648
Redeemable members' equity........................................          --         1,886        (1,886)(1)            --
                                                                  ------------    ----------      -----------    -----------

Unified Western Grocers, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet August 28, 1999 (Continued)
(Dollars in thousands)
                                                               Unified Western
                                                               ---------------
                                                                 Grocers, Inc.                                     Pro Forma
                                                                 -------------                                     ---------
                                                                   (formerly         United                         Unified
                                                                    --------         ------                         -------
                                                                   Certified)        Grocers       Pro Forma        Western
                                                                   ---------         -------       ---------        -------
                                                                August 28, 1999   July 2, 1999    Adjustments    Grocers, Inc.
                                                                ---------------   ------------    -----------    -------------

Shareholders' equity:
      Class A shares..............................................       5,669            --         9,510 (3)        15,179
      Class B shares..............................................      57,833         2,542        (2,542)(3)        91,854
                                                                                                    (9,469)(1)
                                                                                                    43,490 (3)
      Additional paid in capital..................................          --        18,827       (18,827)(3)            --
      Retained earnings...........................................      17,160         6,116        (6,116)(3)        12,559
                                                                                                    (3,957)(1)
                                                                                                      (644)(3)
      Accumulated other comprehensive earnings....................       (505)           --             --              (505)
                                                                  ------------    ----------      -----------    -----------
            Total shareholders' equity............................      80,157        27,485        11,445           119,087
                                                                  ------------    ----------      -----------    -----------
            Total liabilities and shareholders' equity............$    451,135    $  215,829      $ 40,771       $   707,735
                                                                  ============    ==========      ===========    ===========


                                        See Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet as of August 28, 1999 (Dollars in thousands)

(1) Gives effect to the new credit facility as completed in connection with to the merger, and the anticipated application of the net proceeds therefrom (including payment of debt, redeemed shares, and related fees) as follows:


    Proceeds from new credit facility.................................................              $ 158,057
    Conversion of United redeemable members' equity
       Notes payable, current.........................................................  $     377
       Notes payable, net of current portion..........................................      1,509       1,886
                                                                                        ---------
    Repayment of bank borrowings and senior debt
       Notes payable, current.........................................................    (52,568)
       Notes payable, net of current portion..........................................    (86,363)   (138,931)
                                                                                        ---------
    Purchase of Certified shares pending redemption
       Initial issue value............................................................     (9,469)
       Redemption value in excess of initial issue value..............................     (3,957)   (13,426)
                                                                                        ---------
    Redeemable members' equity of United..............................................                (1,886)
    Merger related costs..............................................................                (3,500)
    Financing costs...................................................................                (2,200)
                                                                                                    --------
       Net cash.......................................................................              $     --
                                                                                                    ========

    Unified has entered financing agreements for a new term loan of $40 million, amendment of the terms of its existing $80 million term loan, and a revolving credit facility for $200 million.

(2) Consideration for the Merger consists of issuance of Unified Western Grocers, Inc. shares for all of the outstanding shares of United Grocers, Inc. based upon a previously negotiated exchange ratio. At the conclusion of the exchange, former members of Certified and United will own approximately 75% and 25%, respectively, of the total outstanding shares of Unified. The merger is being accounted for as a purchase pursuant to Accounting Principles Board Opinion No. 16, "Business Combinations." Accordingly, the consideration is being allocated to the assets and liabilities based upon the relative fair values. Such allocations are subject to final determination based on valuations and other studies to be performed. The final values may differ from those set forth below:

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet as of August 28, 1999 (Dollars in thousands) -- (Continued)


    Equity issued (Class A & B shares).............................................                 $ 53,000
    Acquisition costs..............................................................                    3,500
    Less book value of net assets acquired.........................................                  (27,485)
                                                                                                    --------
    Excess of purchase price over book value of net assets acquired................                 $ 29,015
                                                                                                    ========

    Allocation of excess purchase price over book value of assets of United:

    Property, plant and equipment, net
            Land...................................................................     $   7,374
            Buildings..............................................................         8,789
            Equipment..............................................................        (2,900)  $ 13,263
                                                                                        ---------
    Other assets
            Over-funded pension ...................................................         3,871
            Capitalized software...................................................        (7,000)    (3,129)
                                                                                        ---------
    Accrued liabilities (primarily severance and duplicate facility closure
          costs)...................................................................                  (10,200)
    Deferred taxes on temporary differences (39%)..................................                     (832)
    Goodwill.......................................................................                   29,913
                                                                                                    --------
                                                                                                    $ 29,015
                                                                                                    ========

(3) Following is a summary of the change in shareholders' equity as a result of the merger and refinancing:

    Issuance of new Unified Class A Shares....................................                      $  9,510
    Issuance of new Unified Class B Shares....................................                        43,490
    Elimination of United historical members' equity..........................                       (27,485)
    Elimination of former Certified shares tendered for redemption............                       (13,426)

                                                                                  Cost   Tax Effect
                                                                                  ----   ----------
    Write-off United historical deferred financing costs......................    (793)      309
    Write-off Unified historical deferred financing costs.....................    (263)      103
                                                                                ------    ------
                                                                                (1,056)      412        (644)
                                                                                                    --------
    Pro forma adjustment to shareholders' equity..............................                      $ 11,445
                                                                                                    ========


Unified Western Grocers, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended August 28, 1999
(Dollars in Thousands)
                                                                       Unified Western
                                                                       ---------------
                                                                        Grocers, Inc.
                                                                        -------------
                                                                           (formerly       United
                                                                            --------       ------
                                                                          Certified)       Grocers
                                                                          ---------        -------
                                                                          (August 30,     (July 4,
                                                                          -----------      ------
                                                                             1998-          1998-                       Pro Forma
                                                                             -----          -----                       ---------
                                                                           August 28,      July 2,      Pro Forma    Unified Western
                                                                           ----------      -------      ---------    ---------------
                                                                             1999)          1999)      Adjustments    Grocers, Inc.
                                                                             -----          -----      -----------    -------------
Net sales..............................................................     $  1,893,523   $1,057,057           --     $ 2,950,580
Costs and expenses:
      Cost of sales....................................................        1,717,779      930,148                    2,647,927
      Distribution, selling and administrative.........................          141,155      129,328   $       62 (A)     271,293
                                                                                                               748 (A)
                                                                            ------------    ---------   -------------  -----------
                                                                               1,858,934    1,059,476          810       2,919,220
                                                                            ------------    ---------   -------------  -----------
Operating income (loss)................................................           34,589       (2,419)        (810)         31,360
Interest expense.......................................................           11,911        7,219        2,996 (B)      22,126
Other (expense) income, net............................................           (5,780)       5,455                         (325)
                                                                            ------------    ---------   -------------  -----------
Earnings (loss) before patronage dividends and provision
   (benefit) for income taxes..........................................           16,898       (4,183)      (3,806)          8,909
Patronage dividends....................................................           14,195           --       (3,694)(C)      10,501
                                                                            ------------    ---------   -------------  -----------
Earnings (loss) before provision (benefit) for income
   taxes...............................................................            2,703       (4,183)        (112)         (1,593)
Provision (benefit) for income taxes...................................               64       (2,212)         248 (D)      (1,900)
                                                                            ------------    ---------   -------------  -----------
Net earnings (loss)....................................................     $      2,639    $  (1,971)  $     (360)    $       308
                                                                            ============    =========   =============  ===========









                                   See Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations

Notes to the Unaudited Pro Forma Condensed Combined Statement of
Operations for the Year Ended August 28, 1999
(Dollars in thousands)

(A) Reflects adjustments to depreciation and amortization based upon the preliminary purchase accounting allocations related to property, plant and equipment and intangible assets in connection with the merger of Unified Western Grocers, Inc. (formerly Certified) and United as more fully described in Note (2) to the unaudited pro forma condensed combined balance sheet. Buildings and equipment are being depreciated over their remaining useful lives and goodwill is being amortized over forty years. Depreciation and amortization for the year ended August 28, 1999 would have increased by $62 and $748, respectively.

(B) Represents the elimination of historical interest expense on debt which has been refinanced, offset by the additional interest expense that would have been incurred had the merger and new credit facility occurred at the beginning of the pro forma period. For purposes of the unaudited pro forma condensed combined statement of operations, the interest rate on the new $200 million revolving credit facility was assumed to be LIBOR plus 2.0% and the interest rate on the new $40 million subordinated notes was assumed to be 8.71%. The interest rate on Unified's existing senior term debt increased from 7.22% to 7.72%. The weighted average rate assumed was 7.84%. The proceeds from the new credit facility have been used to refinance substantially all of United's institutional debt, and to refinance
    Unified's revolving credit agreement and purchase shares of members previously tendered for redemption at book value. The unused portion of the $200 million revolving credit facility will be used to fund the Company's normal and seasonal business operations and maintain additional working capital to provide for future business opportunities. The interest rates on the debt retired ranged from 7.1% to 8.3% on United's institutional debt, 6.07% to 6.76% on Unified's revolving credit agreement and 7.22% on Unified's senior notes. United's redeemable members' equity converted to residual stock notes payable over twenty quarters plus interest at 6%. Following is a summary of the pro forma interest adjustment:

       Historical Interest Expense
            Congress Term Loan and Revolver..................      $  5,962
            Unified Senior Term Notes........................         5,840
            Unified Revolving Credit Agreement...............         3,923
                                                                   --------
                                                                   $ 15,725
                                                                   --------
       Pro Forma Interest Expense
            Senior Term Notes................................      $  6,176
            Subordinated Term Notes..........................         3,484
            Revolver (including unused fees).................         8,848
            Residual Stock Notes.............................           213
                                                                   --------
                                                                   $ 18,721
                                                                   --------
       Net increase in interest expense......................      $  2,996
                                                                   ========

A 0.125% increase or decrease in the weighted average interest rate would change pro forma interest expense by $298 for the year ended August 28, 1999.

See Note 7 to the consolidated financial statements of United included elsewhere herein for further information regarding the historical indebtedness of United. See Note 6 to the consolidated financial statements of Unified incorporated by reference herein for further information with respect to the historical indebtedness of Unified.

(C) Pro forma adjustments to depreciation expense, amortization of goodwill, and interest expense would be allocated to patronage and non-patronage activities and result in a reduction of patronage dividends paid of $3,694.

(D) The pro forma adjustment to the provision (benefit) for income taxes is based upon a tax rate of 39% applied to the pro forma earnings (loss) before provision (benefit) for income taxes adjusted for amortization of goodwill.

=======================================     ====================================


You should rely only on the
information contained in this
document.  We have not authorized
anyone to provide you with
information with respect to
deposit accounts that is not
contained or referred to in this
prospectus.  This document deals
only with the sale of the deposit
accounts and only in places where
it is legal to do so.
Information about Unified may
change subsequent to the date of
this document.

             ---------------

            TABLE OF CONTENTS

                                     Page

Risk Factors.........................  2

Business Description.................  3

Recent Developments..................  3

Ratio of Earnings to Fixed Charges...  4

Description of Deposit Accounts .....  4

Method of Offering...................  9

Incorporation By Reference...........  9

Available Information................ 10

Additional Information............... 10

Use of Proceeds...................... 10

Experts.............................. 10

Forward-Looking Information.........  11

Index to Financial Statement........ F-1








=======================================     ====================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 15.  Indemnification of Directors and Officers

Article V of Unified's bylaws provides that Unified shall, to the maximum extent permitted by law, have the power to indemnify its directors, officers, employees and other agents. Section 317 of the California Corporations code provides that a corporation has the power to indemnify agents of the corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation. Unified has entered into agreements with each of its directors and certain of its officers which provide to such directors and officers the maximum indemnification allowed under applicable law. In addition, Unified and its subsidiaries maintain a policy of directors' and officers' liability and company reimbursement insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Unified pursuant to the foregoing provisions, or otherwise, Unified has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Unified of expenses incurred or paid by a director, officer or controlling person of Unified in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Unified will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 16.  Exhibits


Exhibits:

Exhibit   12.1 Computation of Ratio of Earnings to Fixed Charges

Exhibit   23.1 Consent of Deloitte & Touche LLP

Exhibit   23.2 Consent of PricewaterhouseCoopers LLP

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual and corporation whose signature appears below constitutes and appoints Alfred A. Plamann, Richard J. Martin and Robert M. Ling, Jr., and each of them singly, as his, her or its true and lawful attorneys-in-fact and agents with full power of substitution, for him, her or it and in his, her or its name, place and stead, in the capacities listed below, to sign any and all amendments (including any and all pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them singly, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them singly, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Commerce, State of California, on November __, 1999.


                                          UNIFIED WESTERN GROCERS, INC.


                                      By  /s/ Alfred A. Plamann
                                          -------------------------------------
                                                      Alfred A. Plamann
                                          President and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


            Signature                       Title                      Date
            ---------                       -----                      ----

/s/ Alfred A. Plamann
-----------------------------     President and Chief         November 19, 1999
        Alfred A. Plamann         Executive Officer

/s/ Richard J. Martin
-----------------------------     Senior Vice President--     November 19, 1999
        Richard J. Martin         Finance and Administration
                                  and Chief Financial Officer
                                  (principal accounting officer)

/s/ Louis A. Amen
-----------------------------     Director                    November 19, 1999
          Louis A. Amen

/s/ Bill Andronico
-----------------------------     Director                    November 19, 1999
         Bill Andronico

/s/ Gaylon G. Baese
-----------------------------     Director                    November 19, 1999
         Gaylon G. Baese

/s/ David Bennett
-----------------------------     Director                    November 19, 1999
          David Bennett

/s/ John Berberian
-----------------------------     Director                    November 19, 1999
         John Berberian

/s/ Edmund K. Davis
-----------------------------     Director                    November 19, 1999
         Edmund K. Davis

/s/ Kenneth W. Findley
-----------------------------     Director                    November 19, 1999
       Kenneth W. Findley

/s/ James F. Glassel
-----------------------------     Director                    November 19, 1999
        James F. Glassel

/s/ Darioush Khaledi
-----------------------------     Director                    November 19, 1999
        Darioush Khaledi

/s/ Mark Kidd
-----------------------------     Director                    November 19, 1999
            Mark Kidd

/s/ Jay McCormack
-----------------------------     Director                    November 19, 1999
          Jay McCormack

/s/ Mary McDonald
-----------------------------     Director                    November 19, 1999
          Mary McDonald

/s/ Morrie Notrica
-----------------------------     Director                    November 19, 1999
         Morrie Notrica

/s/ Peter J. O'Neal
-----------------------------     Director                    November 19, 1999
     Peter J. O'Neal

/s/ Michael Provenzano
-----------------------------     Director                    November 19, 1999
      Michael Provenzano

/s/ Edward J. Quijada
-----------------------------     Director                    November 19, 1999
      Edward J. Quijada

/s/ Gordon E. Smith
-----------------------------     Director                    November 19, 1999
       Gordon E. Smith

/s/ Mimi R. Song
-----------------------------     Director                    November 19, 1999
        Mimi R. Song

/s/ Robert E. Stiles
-----------------------------     Director                    November 19, 1999
      Robert E. Stiles

/s/ James R. Stump
-----------------------------     Director                    November 19, 1999
       James R. Stump

/s/ Kenneth Tucker
-----------------------------     Director                    November 19, 1999
       Kenneth Tucker

/s/ Floyd West
-----------------------------     Director                    November 19, 1999
         Floyd West

/s/ Richard L. Wright
-----------------------------     Director                    November 19, 1999
      Richard L. Wright

                            INDEX TO EXHIBITS AND SCHEDULES


Exhibits:

Exhibit   12.1  Computation of Ratio of Earnings to Fixed Charges

Exhibit   23.1  Consent of Deloitte & Touche LLP

Exhibit   23.2  Consent of PricewaterhouseCoopers LLP




                                            UNIFIED WESTERN GROCERS, INC. AND SUBSIDIARIES

                                          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                      Fiscal Year
                                                                                                      -----------
                                                                          1999        1998       1997         1996         1995
                                                                          ----        ----       ----         ----         ----
                                                                                              (Thousands omitted except for ratios)
Adjusted net earnings:
   Net earnings....................................................   $   2,639    $  3,389   $  2,307      $  1,517     $    769
   Income tax provision............................................          64       2,515      1,103           745          106
   Interest expense................................................      11,911      12,320     13,020        14,406       15,260
   Estimated interest component of rental expense..................       1,881       1,705      1,790         2,105        2,263
   Patronage Dividends.............................................      14,195      10,149     14,464        13,200       11,571
   Extraordinary item, net of income taxes.........................        --        1,079
                                                                      ---------    --------   --------      --------     --------
      Adjusted net earnings(1).....................................   $ 30,690     $ 31,157   $ 32,684      $ 31,973     $ 29,969
                                                                      ========     ========   ========      ========     ========
Fixed Charges:
   Gross rental expense............................................   $ 18,356     $ 16,241   $ 17,050      $ 20,539     $ 21,051
   Less, estimated rent component..................................     16,475       14,536     15,260        18,434       18,788
                                                                      --------     --------   --------      --------     --------
   Estimated interest component of rental expense(1)...............      1,881        1,705      1,790         2,105        2,263
   Interest incurred...............................................     11,911       12,320     13,020        14,406       15,260
                                                                      --------     --------   --------      --------     --------
      Fixed charges(1).............................................   $ 13,792     $ 14,025   $ 14,810      $ 16,511     $ 17,523
                                                                      ========     ========   ========      ========     ========

Ratio of Earnings to Fixed Charges.................................       2.23         2.22       2.21          1.94         1.71
                                                                      ========     ========   ========      ========     ========

 ............................

(1) Earnings used in computing the ratio of earnings to fixed charges consist of earnings before patronage dividends, provision
    (benefit) for income taxes and extraordinary item in 1998 of $1.08 million, plus fixed charges. Fixed charges consist of interest expense (including amortization of deferred financing costs) and the portion of rental expense that is representative of the interest factor.








                                     Exhibit 12.1

                             INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Post-Effective Amendment No. 3 to Registration Statement No. 333-51931 of Unified Western Grocers, Inc. on Form S-2 of our report dated October 29, 1999, appearing in the Annual Report on Form 10-K of Unified Western Grocers, Inc. for the year ended August 28, 1999, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.



/s/ DELOITTE & TOUCHE LLP
-----------------------------
DELOITTE & TOUCHE LLP


Los Angeles, California
November 19, 1999































                                     Exhibit 23.1

                        [PricewaterhouseCoopers LLP Letterhead]


                          CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in this Post-Effective Amendment No. 3 (File No. 33-51931) to Registration Statement on Form S-2 of Unified Western Grocers,
Inc. of our report dated April 30, 1999, relating to the financial statements of United Grocers, Inc. and Subsidiaries, which appears in such Registration Statement. We also consent to the references to us under the headings "Experts" in such Registration Statement.


/s/ PricewaterhouseCoopers LLP
-------------------------------
PricewaterhouseCoopers LLP


Portland, Oregon
November 19, 1999
































                                     Exhibit 23.2